As filed with the Securities and Exchange Commission on February 13, 2004

Registration Nos. XXX-XXXXX

And No. XXX-XXXXX

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-4

Registration Statement Under the Securities Act of 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No.	☐
and
Registration Statement Under	☒
The Investment Company Act of 1940
Amendment No.	☐

Jefferson National Life Annuity Account N

(Exact Name of Registrant)

Jefferson National Life Insurance Company

(Name of Depositor)

435 Hudson Street, 2nd Floor

New York, New York 10014

(Address of Depositor’s Principal Executive Offices)

Depositor’s Telephone Number: (866) 667-0561

Name and Address of Agent for Service:
Craig A. Hawley, Esq.
Secretary and General Counsel
Jefferson National Life Insurance Company
9920 Corporate Campus Drive, Suite 1000
Louisville, Kentucky 40223

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

PART A

PROSPECTUS

Advantage Plus II
The Fixed and Variable Annuity

issued by

Jefferson National Life Annuity Account N
and
Jefferson National Life Insurance Company

This prospectus describes the Advantage Plus II individual flexible premium deferred annuity contract, fixed and variable accounts (Contract) offered by Jefferson National Life Insurance Company (We, Us, Our). This Contract provides for the accumulation of Contract values and subsequent Annuity Payments on a fixed basis, a variable basis or a combination of both.

The Contract has a Purchase Payment credit feature. Each time you make a Purchase Payment, we will credit an additional 4% to that Purchase Payment.

The Contract has a variety of investment options which include a Fixed Account and several subaccounts that invest in the Investment Portfolios listed below. You can put your money in the Fixed Account and/or the subaccounts. Money you put in a subaccount is invested exclusively in a single Investment Portfolio. Your investments in the Investment Portfolios are not guaranteed. You could lose your money. Money you direct into the Fixed Account earns interest at a rate guaranteed by Us.

AIM Variable Insurance Funds

Managed by AIM Advisors, Inc.

■   AIM V.I. Basic Value Fund—Series II

■   AIM V.I. Mid Cap Core Equity Fund—Series II

The Alger American Fund

Managed by Fred Alger Management, Inc.

■   Alger American Growth Portfolio

■   Alger American Leveraged AllCap Portfolio

■   Alger American MidCap Growth Portfolio

■   Alger American Small Capitalization Portfolio

American Century Variable Portfolios, Inc.

Managed by American Century Variable Investment Management, Inc.

■   VP Income & Growth Fund

■   VP International Fund

■   VP Value Fund

Conseco Series Trust

Managed by Conseco Capital Management, Inc.

■   Balanced Portfolio

■   Conseco 20 Focus Portfolio

■   Equity Portfolio

■   Fixed Income Portfolio

■   Government Securities Portfolio

■   High Yield Portfolio

■   Money Market Portfolio

The Dreyfus Socially Responsible Growth Fund, Inc.
(Initial Shares)

Managed by The Dreyfus Corporation—Sub-advised by NCM Capital Management Group, Inc.

Dreyfus Stock Index Fund (Initial Shares)

Managed by The Dreyfus Corporation and Mellon Equity Associates.

Drefus Variable Investment Fund (“Dreyfus VIF”)
(Initial Shares)

Managed by The Dreyfus Corporation

■   Dreyfus VIF—Disciplined Stock Portfolio

■   Dreyfus VIF—International Value Portfolio

Federated Insurance Series

Managed by Federated Investment Management Company

■   Federated Capital Income Fund II (formerly, Federated Utility Fund II)

■   Federated High Income Bond Fund II
(Primary Shares)

Managed by Federated Global Investment Management Corp.

■   Federated International Equity Fund II

■   Federated International Small Company Fund II

First American Insurance Portfolios, Inc.

Managed by U.S. Bancorp Asset Management Inc.

■   First American Large Cap Growth Portfolio

■   First American Mid Cap Growth Portfolio

The Securities and Exchange Commission has not approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

INVESCO Variable Investment Funds, Inc.

Managed by INVESCO Funds Group, Inc.

■   INVESCO VIF—Core Equity Fund (formerly Equity Income Fund)

■   INVESCO VIF—Financial Services Fund

■   INVESCO VIF—Health Sciences Fund

■   INVESCO VIF—High Yield Fund

■   INVESCO VIF—Real Estate Opportunity Fund

■   INVESCO VIF—Technology Fund

■   INVESCO VIF—Telecommunications Fund

Janus Aspen Series

Managed by Janus Capital Management LLC

■   Growth Portfolio (Institutional Shares)

■   Growth & Income Portfolio (Institutional Shares)

■   International Growth Portfolio (Institutional Shares)

■   Mid Cap Growth Portfolio (formerly, Aggressive Growth Portfolio) (Institutional Shares)

■   Worldwide Growth Portfolio (Institutional Shares)

Lazard Retirement Series, Inc.

Managed by Lazard Asset Management

■   Lazard Retirement Equity Portfolio

■   Lazard Retirement Small Cap Portfolio

Lord Abbett Series Fund, Inc.

Managed by Lord, Abbett & Co.

■   America’s Value Portfolio

■   Growth and Income Portfolio

Neuberger Berman Advisers Management Trust

Managed by Neuberger Berman Management, Inc.

■   Fasciano Portfolio (Class S)

■   Limited Maturity Bond Portfolio

■   Midcap Growth Portfolio

■   Partners Portfolio

■   Regency Portfolio

PIMCO Variable Insurance Trust

Managed by Pacific Investment Management Company

■   PIMCO PVIT Real Return Fund

■   PIMCO PVIT Total Return Fund

Pioneer Variable Contracts Trust (Class II Shares)

Managed by Pioneer Investment Management, Inc.

■   Pioneer Equity Income VCT Portfolio

■   Pioneer Europe VCT Portfolio

■   Pioneer Fund VCT Portfolio

Royce Capital Fund

Managed by Royce & Associates, LLC

■   Small-Cap Portfolio

■   Micro-Cap Portfolio

Rydex Variable Trust

Managed by Rydex Global Advisors

■   Juno Fund

■   Medius Fund

■   Mekros Fund

■   Nova Fund

■   OTC Fund

■   Sector Rotation Fund

■   Ursa Fund

■   U.S. Government Bond Fund

■   U.S. Government Money Market Fund

Seligman Portfolios, Inc.

Managed by J. & W. Seligman & Co. Incorporated

■   Seligman Communications and Information Portfolio (Class 2)

■   Seligman Global Technology Portfolio (Class 2)

Strong Opportunity Fund II, Inc.

Advised by Strong Capital Management, Inc.

■   Strong Opportunity Fund II

Strong Variable Insurance Funds, Inc.

Advised by Strong Capital Management, Inc.

■   Strong Mid Cap Growth Fund II

Third Avenue Variable Series Trust

Managed by EQSF Advisers, Inc.

■   Third Avenue Value Portfolio

Van Eck Worldwide Insurance Trust

Managed by Van Eck Associates Corporation

■   Worldwide Absolute Return Fund

■   Worldwide Bond Fund

■   Worldwide Emerging Markets Fund

■   Worldwide Hard Assets Fund

■   Worldwide Real Estate Fund

■   Worldwide Ultra Short-Term Income Fund

Variable Insurance Funds

Managed by Choice Capital Management

■   Choice VIT Market Neutral Fund

The expenses for this Contract are higher than other annuity contracts We offer that do not have a Purchase Payment credit (also referred to as a bonus). The benefit of the Purchase Payment credit may be more than offset by the higher expenses, relative to other annuity contracts We offer, attributable to the credit.

Please read this prospectus before investing and retain it for future reference. It contains important information about the Contract.

To learn more about the Contract, you can obtain a copy of our Statement of Additional Information (SAI) dated April 30, 2004. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of this prospectus. The SEC has a Website (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file electronically with the SEC. The SAI’s Table of Contents is at the end of this prospectus. For a free copy of the SAI, call Us at (866) 667-0561 or write Us at our administrative office:

●    Address for correspondence sent via U.S. Mail: P.O. Box 36840, Louisville, Kentucky 40233;

●    Address for correspondence sent via courier or overnight mail: 9920 Corporate Campus Drive, Suite 1000, Louisville, KY 40233.

The Contracts:

●    are not bank deposits

●    are not federally insured

●    are not endorsed by any bank or government agency

●    are not guaranteed and may be subject to loss of principal

April 30, 2004

Definitions

Because of the complex nature of the Contract, We have used certain words or terms in this prospectus, which may need additional explanation. We have identified the following as some of these words or terms.

Accumulation Period:   The period during which you invest money in your Contract.

Accumulation Unit:   A measurement We use to calculate the value of the variable portion of your Contract during the Accumulation Phase.

Annuitant(s):   The person(s) on whose life (lives), We base Annuity Payments.

Annuity Date:   The date on which Annuity Payments are to begin, as selected by you.

Annuity Options:   Income plans which can be elected to provide periodic Annuity Payments beginning on the Annuity Date.

Annuity Payments:   Periodic income payments provided under the terms of one of the Annuity Options.

Annuity Period:   The period during which We make income payments to you.

Annuity Unit:   A measurement We use to calculate the amount of Annuity Payments you receive from the variable portion of your Contract during the Income Phase.

Beneficiary:   The person designated to receive any benefits under the Contract if you or the Annuitant dies.

Business Day:   Generally, any day on which the New York Stock Exchange (“NYSE”) is open for trading. Our Business Day ends at 4:00 PM Eastern Time or the closing of regular trading on the NYSE, if earlier.

Company:   Jefferson National Life Insurance Company, also referred to as Jefferson National, We, Us, and Our.

Contract:   The Advantage Plus II individual flexible premium deferred annuity Contract, which provides fixed and variable investment accounts offered by the Company.

Contract Anniversary:   The anniversary of the Business Day you purchased the Contract.

Fixed Account:   The Fixed Account is an investment option which invests funds in general account of the Company and offers an interest rate that is guaranteed by Us to be no less than the minimum rate prescribed by the applicable state law.

Free Look Period:   The period after your Contract is delivered during which, subject to certain rules, you can return your Contract for a refund for without incurring contingent deferred sales charges. Generally, unless otherwise required by state law, this period is 10 calendar days.

Investment Allocations of Record:   The Investment Allocations of Record specify what percentage of each Purchase Payment is directed to the Fixed Account (if available) and the Investment Portfolios you select. You initially establish your initial Investment Allocations of Record at the time you apply for the Contract. The Investment Allocations of Record can be changed by notifying Us in accordance with Our procedures. Any change in Investment Allocations of Record will apply to Purchase Payments received after the change of Investment Allocations of Record is processed.

Investment Portfolios:   The variable investment options available under the Contract. Each subaccount has its own investment objective and is invested in the underlying Investment Portfolio.

Joint Owner:   The individual who co-owns the Contract with another person. Joint Owners must be the spouses (except in those states where this restriction is not allowed).

Non-Qualified (Contract):   A Contract purchased with after-tax dollars. In general, these Contracts are not issued in conjunction with any pension plan, specially sponsored program or individual retirement account (“IRA”).

Owner:   You, the purchaser of the Contract are the Owner.

Purchase Payment:   The money you give Us to buy the Contract, as well as any additional money you give Us to invest in the Contract after you own it.

Separate Account:   Jefferson National Life Annuity Account N of Jefferson National Life Insurance Company, which invests in the Investment Portfolios.

Qualified (Contract):   A Contract purchased with pretax dollars. These Contracts are generally purchased under a pension plan, specially sponsored program or IRA.

Tax Deferral:   Benefit provided by the Contract under which earnings and appreciation on the Purchase Payments in your Contract are not taxed until you take them out of the Contract either in the form of a withdrawal, income payments or the payment of a death benefit.

Website:   www.jeffnat.com, which is the website of Jefferson National Life Insurance Company. You may obtain information about your Contract and request transactions through the Website.

Highlights

The variable annuity Contract that we are offering is a contract between you (the Owner) and Us. The Contract provides a way for you to invest on a tax-deferred basis in the subaccounts of Jefferson National Life Annuity Account N (Separate Account) and the Fixed Account. The Contract is intended to be used to accumulate money for retirement or other long-term tax-deferred investment purposes.

The Contract has a Purchase Payment credit feature under which we will credit an additional 4% to each Purchase Payment (Purchase Payment Credit or Bonus) you make. We call this the Bonus Feature.

The Contract offers a choice of two guaranteed minimum death benefit options and a corresponding guaranteed minimum income benefit option. If you elect the Guaranteed Minimum Income Benefit option, you must also elect one of the guaranteed minimum death benefit options. These options guarantee minimum death benefit and Annuity Payment amounts. There is an additional charge for these options.

All deferred annuity contracts, like the Contract, have two periods: the Accumulation Period and the Annuity Period. During the Accumulation Period, earnings accumulate on a tax-deferred basis and are taxed as ordinary income when you make a withdrawal. If you make a withdrawal during the Accumulation Period, we may assess a charge of up to 8% of each Purchase Payment withdrawn. The Annuity Period occurs when you begin receiving regular Annuity Payments from your Contract.

You can choose to receive Annuity Payments on a variable basis, on a fixed basis or a combination of both. If you choose variable payments, the amount of the variable annuity payments will depend upon the investment performance of the Investment Portfolios you select for the Annuity Period. If you choose fixed payments, the amount of the fixed Annuity Payments are constant for the entire Annuity Period.

FREE LOOK. If you cancel the Contract within 10 calendar days after receiving it (or whatever longer time period is required in your state), we will cancel the Contract without assessing a contingent deferred sales charge. You will receive whatever your Contract is worth on the Business Day we receive your request for cancellation (less the Purchase Payment credit). This may be more or less than your original payment. We will return your original payment if required by law.

TAX PENALTY. In general, your earnings are not taxed until you take money out of your Contract. If you are younger than age 59½ when you take money out, you may be charged a 10% federal tax penalty on the amount treated as income. Payments during the Annuity Period are considered partly a return of your original investment. The part of each payment that is a return of your investment is not taxable as income. Once you have recovered the full amount of your investment, however, the entire amount of your Annuity Payment will be taxable income to you.

INQUIRIES. If you need more information, please contact Us at:

Jefferson National Life Insurance Company
P.O. Box 36840
Louisville, Kentucky 40233
(866) 667-0561

Fee Table

The following tables describe the fees and expenses that you will pay when buying, owning and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time you buy the Contract, surrender the Contract, or transfer cash value between Investment Portfolios. State premium taxes may also be deducted.

Owner Transaction Expenses

Maximum Contingent Deferred Sales Charge (as a percentage of Purchase Payments)[1]	8%
Transfer Fee[2]	You may make up to 12 transfers each Contract year without charge. Thereafter, we may charge a fee of $25 per transfer.

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including the Investment Portfolios’ fees and expenses.

	Current Charge	Maximum Charge
Contract Maintenance Charge[3]	$35 per Contract per year	$60 per Contract per year
Separate Account Annual Expenses (as a percentage of average Contract value)
Mortality and Expense Risk and Administrative Charges	1.40%	1.65%
Total Separate Account Annual Expenses (without optional riders)	1.40%	1.65%

	For Contract Issued before Age 70	For Contract Issued Age 70 and Above	For Contract Issued before Age 70	For Contract Issued Age 70 and Above
Optional Guaranteed Minimum Death Benefit Option 1 Rider (as a percentage of average Contract value)	0.35%	0.45%	0.50%	0.60%
Optional Guaranteed Minimum Death Benefit Option 2 Rider (as a percentage of average Contract value)	0.55%	0.70%	0.80%	1.00
Optional Guaranteed Minimum Death Benefit Option 1 and Optional Guaranteed Minimum Income Benefit Riders (as a percentage of average Contract value)[4]	0.65%	0.85%	1.00%	1.20%
Optional Guaranteed Minimum Death Benefit Option 2 and Optional Guaranteed Minimum Income Benefit Riders (as a percentage of average Contract value)[4]	0.85%	1.10%	1.30%	1.60%
Maximum Total Separate Account Annual Expenses (assuming Optional Guaranteed Minimum Death Benefit Option 2 and Optional Guaranteed Minimum Income Benefit riders)	2.25%	2.50%	2.95%	3.25%

The next item shows the minimum and maximum total operating expenses charged by the Investment Portfolios that you may pay periodically during the time that you own the Contract. More detail concerning each Investment Portfolio’s fees and expenses is contained in the prospectus for each Investment Portfolio.

	Minimum	Maximum
Total Investment Portfolio Operating Expenses (expenses that are deducted from Investment Portfolio assets, including management fees, distribution and/or service (12b-1) fees, and other expenses)	0.26%	8.19%[5]

1   The contingent deferred sales charge, which applies separately to each Purchase Payment, decreases to zero over time. Once each Contract year, you can take money out of your Contract, without the contingent deferred sales charge, of an amount equal to the greater of: (i) 10% of the value of your Contract (on a non-cumulative basis); (ii) the IRS minimum distribution requirement for your Contract if issued in connection with certain Individual Retirement Annuities; or (iii) the total of your Purchase Payments that have been in the Contract for more than 9 complete years.

2   Transfers made for the Dollar Cost Averaging, Sweep or Rebalancing Programs do not count toward the 12 transfers per Contract year limit. All reallocations made on the same Business Day count as one transfer.

3   Jefferson National will not charge the contract maintenance charge if the value of your Contract is $75,000 or more.

4   You can purchase the Guaranteed Minimum Income Benefit rider only if you purchase the one of the two optional Guaranteed Minimum Death Benefit riders.

5   Although not contractually obligated to do so, the adviser, distributor and shareholder services provider for the Federated International Small Company Fund II waived and reimbursed certain amounts. After these waivers and reimbursements are taken into account, the Fund actually paid 1.78% in total operating expenses for its fiscal year ended December 31, 2002.

Examples of Fees and Expenses

This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Owner transaction expenses, Contract fees, Separate Account annual expenses, and Investment Portfolio fees and expenses.

The Example assumes that you invest $10,000 in the Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1)       If you surrender your Contract at the end of the applicable time period and have not purchased any riders:

Assuming Maximum Investment	1 year	3 years	5 years	10 years
Portfolio Operating Expenses	$1,787	$3,711	$5,354	$8,318
Assuming Minimum Investment	1 year	3 years	5 years	10 years
Portfolio Operating Expenses	$955	$1,387	$1,753	$2,395

(2)       If you annuitize at the end of the applicable time period and have not purchased any riders (except under certain circumstances):

Assuming Maximum Investment	1 year	3 years	5 years	10 years
Portfolio Operating Expenses	$1,787	$3,711	$4,683	$8,318
Assuming Minimum Investment	1 year	3 years	5 years	10 years
Portfolio Operating Expenses	$955	$1,387	$1,110	$2,395

(3)       If you do not surrender your Contract and have not purchased any riders:

Assuming Maximum Investment	1 year	3 years	5 years	10 years
Portfolio Operating Expenses	$1,034	$2,951	$4,683	$8,318
Assuming Minimum Investment	1 year	3 years	5 years	10 years
Portfolio Operating Expenses	$209	$646	$1,110	$2,395

(4)       If you surrender your Contract at the end of the applicable time period and have purchased the optional Guaranteed Minimum Death Benefit and optional Guaranteed Minimum Income Benefit riders with a maximum charge of 2.30%:

Assuming Maximum Investment	1 year	3 years	5 years	10 years
Portfolio Operating Expenses	$2,028	$4,315	$6,186	$9,290
Assuming Minimum Investment	1 year	3 years	5 years	10 years
Portfolio Operating Expenses	$1,196	$2,101	$2,925	$4,624

(5)       If you annuitize at the end of the applicable time period and have purchased the optional Guaranteed Minimum Death Benefit and optional Guaranteed Minimum Income Benefit riders with a maximum charge of 2.30% (except under certain circumstances):

Assuming Maximum Investment	1 year	3 years	5 years	10 years
Portfolio Operating Expenses	$2,028	$4,315	$5,508	$9,290
Assuming Minimum Investment	1 year	3 years	5 years	10 years
Portfolio Operating Expenses	$1,196	$2,101	$2,272	$4,624

(6)       If you do not surrender your Contract and have purchased the optional Guaranteed Minimum Death Benefit and optional Guaranteed Minimum Income Benefit riders with a maximum charge of 2.30%:

Assuming Maximum Investment	1 year	3 years	5 years	10 years
Portfolio Operating Expenses	$1,273	$3,549	$5,508	$9,290
Assuming Minimum Investment	1 year	3 years	5 years	10 years
Portfolio Operating Expenses	$448	$1,354	$2,272	$4,624

The Company

Jefferson National Life Insurance Company (Jefferson National) was originally organized in 1937. Prior to May 1, 2003, We were known as Conseco Variable Insurance Company and prior to October 7, 1998, We were known as Great American Reserve Insurance Company.

We are principally engaged in the life insurance business in 49 states and the District of Columbia. We are a stock company organized under the laws of the state of Texas and are an indirect wholly-owned subsidiary of Inviva, Inc.

The Advantage Plus II Annuity Contract

This prospectus describes the variable annuity Contract we are offering. An annuity is a contract between you (the Owner) and Us, where you make Purchase Payments and We promise to pay you an income in the form of periodic Annuity Payments. Until you decide to begin receiving Annuity Payments, your Contract is in the Accumulation Period. Once you begin receiving Annuity Payments, your Contract is in the Annuity Period.

The Contract benefits from Tax Deferral. Tax Deferral means that you are not taxed on any earnings or appreciation on the assets in your Contract until you take money out of your Contract.

The Contract is called a variable annuity because you can choose among the Investment Portfolios, and depending upon market conditions, you can make or lose money in any of these Investment Portfolios. If you select the variable annuity portion of the Contract, the amount of money you are able to accumulate in your Contract during the Accumulation Period depends upon the investment performance of the Investment Portfolio(s) you select.

The Contract contains a Fixed Account. The Fixed Account offers an interest rate that is guaranteed to be no less than the minimum rate prescribed by applicable state law. If you select the Fixed Account, the amount of money you are able to accumulate in your Contract during the Accumulation Period depends upon the total interest credited to your Contract. The amount of the Annuity Payments you receive during the Annuity Period from the Fixed Account portion of the Contract will remain level for the entire Annuity Period.

You can choose to receive Annuity Payments on a variable basis, fixed basis or a combination of both. If you choose variable payments, the amount of the Annuity Payments you receive will depend upon the investment performance of the Investment Portfolio(s) you select for the Annuity Period. If you elect to receive Annuity Payments on a fixed basis, the Annuity Payments you receive will remain level for the Annuity Period.

Purchase

Purchase Payments

A Purchase Payment is the money you give Us to buy the Contract. The minimum Purchase Payment We will accept is $5,000 when the Contract is bought as a Non-Qualified Contract. If you are buying the Contract as a Qualified Contract, the minimum We will accept is $2,000. We will accept up to $2,000,000 in Purchase Payments without Our prior approval.

You can make additional Purchase Payments of $500 or more to a Non-Qualified Contract and $50 or more to a Qualified Contract. If you select the systematic payment option or electronic funds transfer (EFT), you can make additional Purchase Payments of $200 each month for Non-Qualified Contracts and $50 each month for Qualified Contracts.

Purchase Payment Credit Feature

Each time you make a Purchase Payment, we will credit an additional 4% to that Purchase Payment. We refer to these amounts as Purchase Payment Credits or the Bonus. In the future, we may increase the percentage of the Bonus. Purchase Payment Credits will be allocated in the same way as your Purchase Payment. An amount equal to the Purchase Payment Credits will be deducted if you make a withdrawal during the Free Look Period. After the Free Look Period ends, you will have a vested interest in the Purchase Payment Credit. We will not deduct any earnings that result from the Purchase Payment credit at any time.

Contract charges are deducted from Contract value. Therefore, when We credit your Contract with a Purchase Payment Credit, your Contract incurs expenses on the total Contract value, which includes the Purchase Payment Credit amount. When you cancel your Contract during the Free Look Period, you will forfeit your Purchase Payment Credit. Since charges will have been assessed during the Free Look Period against the higher amount (that is, the Purchase Payment plus the Purchase Payment Credit), it is possible that upon surrender, particularly in a declining market, you will receive less money back than you would have if you had not received the Purchase Payment Credit. We expect to profit from certain charges assessed under the Contract, including certain charges (i.e., the contingent deferred sales charge and the insurance charge) associated with the Purchase Payment credit. The Purchase Payment Credit feature may not be available in your state.

Allocation of Purchase Payments

You control where your Purchase Payments are invested. When you purchase a Contract, We will allocate your Purchase Payment according to your Investment Allocation of Record, which you can change at any time for future Purchase Payments. When you make additional Purchase

Payments, We will allocate them in the same way as your first Purchase Payment, unless you tell Us otherwise. Allocation percentages must be in whole numbers.

Once We receive your Purchase Payment and the necessary information, We will issue your Contract and allocate your first Purchase Payment within 2 Business Days. If you do not provide Us all of the information needed, We will contact you to get it. If for some reason We are unable to complete this process within 5 Business Days, We will either send back your money or get your permission to keep it until We get all of the necessary information. If you add more money to your Contract by making additional Purchase Payments, We will credit these amounts to your Contract as of the Business Day they are received. The method of payment (e.g., check, wire transfer, electronic funds transfer) will affect when We receive your Purchase Payment. Our Business Day closes when the New York Stock Exchange closes, usually 4:00 P.M. Eastern time.

Free Look

If you change your mind about owning the Contract, you can cancel it within 10 calendar days after receiving it (or whatever longer time period is required in your state). When you cancel the Contract within this time period, We will not assess a contingent deferred sales charge. However, Our insurance charges will have been deducted. On the Business Day We receive your request at Our administrative office, We will return the value of your Contract less Purchase Payment Credits. In some states, We may be required to refund your Purchase Payment. If you have purchased the Contract as an IRA, We are required to return your Purchase Payment if you decide to cancel your Contract within 10 calendar days after receiving it (or whatever period is required in your state).

Investment Options

Investment Portfolios

The Contract offers the opportunity to invest money in several subaccounts of the Separate Account, each of which invests exclusively in an Investment Portfolio listed at the beginning of this prospectus. Money you invest in the subaccounts may grow in value, decline in value, or grow less than you expect, depending on the investment performance of the Investment Portfolios in which those subaccounts invest. You bear the investment risk that those Investment Portfolios might not meet their investment objectives. Additional Investment Portfolios may be made available in the future.

You should read the prospectuses for these Investment Portfolios carefully. Copies of these prospectuses will be sent to you with your Contract. If you would like a copy of the Investment Portfolio prospectuses, call Us at: (866) 667-0561. See Appendix, A which contains a summary of the investment objectives and strategies for each Investment Portfolio.

The investment objectives and policies of certain of the Investment Portfolios are similar to the investment objectives and policies of other mutual funds managed by the same investment advisers. Although the objectives and policies may be similar, the investment results of the Investment Portfolios may be higher or lower than the results of such other mutual funds. The investment advisers cannot guarantee, and make no representation that the investment results of similar funds will be comparable even though the Investment Portfolios have the same investment advisers.

Shares of the Investment Portfolios may be offered in connection with certain variable annuity Contracts and variable life insurance policies of other life insurance companies, which may or may not be affiliated with Us. Certain Investment Portfolios may also be sold directly to qualified plans. The funds do not believe that offering their shares in this manner disadvantages you.

We may enter into certain arrangements under which the Investment Portfolios’ advisers, distributors and/or affiliates reimburse Us for the administrative services which We provide to the Investment Portfolios.

The Fixed Account

You can invest in the Fixed Account. The Fixed Account offers an interest rate that is guaranteed to be no less than the minimum rate prescribed by applicable state law. If you select the Fixed Account, your money will be placed with Our other general account assets. The Fixed Account option may not be available in your state.

The General Account

During the Annuity Period, if you elect a fixed annuity your Annuity Payments will be paid out of Our general account. We guarantee a specified interest rate used in determining the payments. If you elect a fixed annuity, the payments you receive will remain level.

Voting Rights

We are the legal owner of the Investment Portfolio shares. However, when an Investment Portfolio solicits proxies in conjunction with a vote of its shareholders, We will send you and other owners materials describing the matters to be voted on. You instruct Us how to vote those shares. When We receive those instructions, We will vote all of the shares We own and those for which no timely instructions are received in proportion to those instructions timely received. Should We determine that We are no longer required to follow this voting procedure, We will vote the shares ourselves.

Substitution

It may be necessary to discontinue one or more of the Investment Portfolios or substitute a new Investment Portfolio for one of the Investment Portfolios you have selected. New or substitute Investment Portfolios may have different fees and expenses and their availability may be limited to certain classes of purchasers. We will notify you of Our intent to do this. We will obtain any required prior approval from the Securities and Exchange Commission before any such change is made.

Transfers

You can transfer money among the Fixed Account and the Investment Portfolios.

TRANSFERS DURING THE ACCUMULATION PERIOD. You can transfer money to or from the Fixed Account and to or from any Investment Portfolio. You have to submit to Us a request to make a transfer. The following apply to any transfer during the Accumulation Period:

1.        Currently, there are no limits on the number of transfers that can be made. However, if you make more than 12 transfers in a Contract year, a transfer fee of $25 may be deducted.

2.        Limits on transfers into or out of the Fixed Account may apply.

3.        Your right to make transfers is subject to modification if We determine, in Our sole opinion, that the exercise of the right by one or more Owners is, or would be, to the disadvantage of other Owners. Restrictions may be applied in any manner reasonably designed to prevent any use of the transfer right, which is considered by Us to be to the disadvantage of other Owners. A modification could be applied to transfers to, or from, one or more of the Investment Portfolios and could include, but is not limited to:

a.        the requirement of a minimum time period between each transfer;

b.        not accepting a transfer request from an agent acting under a power of attorney on behalf of more than one Owner; or

c.         limiting the dollar amount that may be transferred between Investment Portfolios by an Owner at any one time.

4.        We reserve the right, at any time, and without prior notice to any party, to terminate, suspend or modify the transfer privilege during the Accumulation Period.

TRANSFERS DURING THE ANNUITY PERIOD. You can make up to 12 free transfers every Contract year during the Annuity Period. Thereafter, We may impose a $25 charge per transfer. The following rules also apply to any transfer during the Annuity Period:

1.        No transfers can be made to or from the Fixed Account.

2.        You may only make transfers between the Investment Portfolios.

3.        We reserve the right, at any time, and without prior notice to any party, to terminate, suspend or modify the transfer privilege during the Annuity Period.

TELEPHONE/WEBSITE TRANSFERS. You can elect to make transfers by telephone. You may also elect to make transfers through Our Website. Website transfers are subject to Our administrative rules and procedures. If you do not want the ability to make transfers by telephone or through Our Website you should notify Us in writing. You can also authorize someone else to make transfers for you. If you own the Contract with a Joint Owner, unless We are instructed otherwise, We will accept instructions from either you or the other Owner. We will use reasonable procedures to confirm that instructions given to Us are genuine. All telephone calls will be recorded and the caller will be asked to produce personalized data about the Owner before We will make the telephone transfer. A password will also be required for Website transfers. We will send you a confirmation of the transfer. If We fail to use such procedures We may be liable for any losses due to unauthorized or fraudulent instructions.

This product is not designed for professional market timing strategies by third parties. We reserve the right to modify the transfer privileges described above.

Excessive Trading Limits

We reserve the right to limit transfers in any Contract year, or to refuse any transfer request for an Owner, or a third party advisor acting under a Limited Power of Attorney, if:

●    We believe, in Our sole discretion, that excessive trading by the Owner, or a specific transfer request, submitted by a third party advisor, or a group of transfer requests, may have a detrimental effect on the Accumulation Unit values of any subaccount or the share prices of any Investment Portfolio or would be detrimental to other Owners; or

●    We are informed by one or more Investment Portfolios that they intend to restrict the purchase of Investment Portfolio shares because of excessive trading or because they believe that a specific transfer or group of transfers would have a detrimental effect on the price of Investment Portfolio shares.

●    your transfer request would result in a redemption of a “substantive” amount from an Investment Portfolio that had been allocated to that Investment Portfolio for less than 30 calendar days; “substantive” means a dollar amount that Jefferson National determines, in its sole discretion, could adversely affect the management of the Investment Portfolio.

We may apply the restrictions in any manner reasonably designed to prevent transfers that We consider disadvantageous to other Owners.

If you (or your agent) request a transfer by phone or in writing and that request is restricted or denied, we will notify you in writing the next Business Day.

Dollar Cost Averaging Program

The dollar cost averaging program allows you to systematically transfer a set amount either monthly, quarterly, semi-annually or annually. By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. However, this is not guaranteed.

All dollar cost averaging transfers will be made on the first Business Day of the month. You can sign up for dollar cost averaging for a specified time period. Dollar cost averaging will end when the value in the investment option(s) from which you are transferring is zero. We will notify you when that happens. A transfer request will not automatically terminate the program.

If you participate in the dollar cost averaging program, the transfers made under the program are not taken into account in determining any transfer fee. There is no additional charge for this program. However, We reserve the right to charge for this program in the future. We reserve the right, at any time and without prior notice, to terminate, suspend or modify this program. This program may vary by state.

Dollar cost averaging does not assure a profit and does not protect against loss in declining markets. Dollar cost averaging involves continuous investment in the selected Investment Portfolio(s) regardless of fluctuating price levels of the Investment Portfolio(s). You should consider your financial ability to continue the dollar cost averaging program through periods of fluctuating price levels.

Rebalancing Program

Once your money has been allocated among the Investment Portfolios, the performance of each Investment Portfolio may cause your allocation to shift. You can direct Us to automatically rebalance your Contract to return to your original percentage allocations or some other allocation of your choosing by selecting Our rebalancing program. The rebalancing program may also be available through Our Website (check with your registered representative regarding availability). Rebalancing using Our Website is subject to Our administrative rules and procedures. You can tell Us whether to rebalance quarterly, semi-annually or annually. We will measure these periods from the date you selected. You must use whole percentages in 1% increments for rebalancing. There will be no rebalancing within the Fixed Account. You can discontinue rebalancing at any time. You can change your rebalancing requests at any time in writing or through Our Website. We must receive your request prior to the next rebalancing date. If you participate in the rebalancing program, the transfers made under the program are not taken into account in determining any transfer fee. Currently, there is no charge for participating in the rebalancing program. We reserve the right, at any time and without prior notice, to terminate, suspend or modify this program.

EXAMPLE: Assume that you want your initial Purchase Payment split between 2 Investment Portfolios. You want 40% to be in the Fixed Income Portfolio and 60% to be in the Growth Portfolio. Over the next 2½ months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the Fixed Income Portfolio now represents 50% of your holdings because of its increase in value. If you had chosen to have your holdings rebalanced quarterly, on the first Business Day of the next quarter, We would sell some of your units in the Fixed Income Portfolio to bring its value back to 40% and use the money to buy more units in the Growth Portfolio to increase those holdings to 60%.

Asset Allocation Program

We understand the importance to you of having advice from a financial adviser regarding your investments in the Contract (asset allocation program). Certain investment advisers have made arrangements with Us to make their services available to you. Jefferson National has not made any independent investigation of these advisers and is not endorsing such programs. You may be required to enter into an advisory agreement with your investment adviser to have the fees paid out of your Contract during the Accumulation Period.

Jefferson National will, pursuant to an agreement with you, make a partial withdrawal from the value of your Contract to pay for the services of the investment adviser. If the Contract is Non-Qualified, the withdrawal will be treated like any other distribution and may be included in gross income for federal tax purposes. Further, if you are under age 59½, it may be subject to a tax penalty. If the Contract is Qualified, the withdrawal for the payment of fees may not be treated as a taxable distribution if certain conditions are met.

Additionally, any withdrawals for this purpose may be subject to a contingent deferred sales charge. You should consult a tax adviser regarding the tax treatment of the payment of investment adviser fees from your Contract.

Interest Sweep Program

You can elect to transfer (sweep) your interest from the Fixed Account to the Investment Portfolios on a periodic and systematic basis. There is no charge for this program.

Expenses

There are charges and other expenses associated with the Contract that reduce the return on your investment in the Contract. These charges and expenses are:

Insurance Charges

Each Business Day, We make a deduction for Our insurance charges. The insurance charges do not apply to amounts allocated to the Fixed Account. The insurance charges will vary depending on whether, at the time you apply for the Contract, you choose to elect Guaranteed Minimum Death Benefits (GMDB) alone or in conjunction with the Guaranteed Minimum Income Benefits (GMIB).

The insurance charges are for all the insurance benefits, e.g., guarantee of annuity rates, the death benefit, for certain expenses of the Contract, and for assuming the risk (expense risk) that the current charges will be insufficient in the future to cover the cost of administering the Contract. These charges are included as part of Our calculation of the value of the Accumulation Units and the Annuity Units. If the charges are insufficient, then We will bear the loss.

If you are under age70 at the time the Contract is issued, your insurance charges will be as follow:

GMDB Option 1 Elected	GMDB Option 2 Elected	GMIB Elected	Current Insurance Charge	Maximum Insurance Charge
No	No	No	1.40%	1.65%
Yes	No	No	1.75%	2.15%
No	Yes	No	1.95%	2.45%
Yes	No	Yes	2.05%	2.65%
Yes	No	Yes	2.25%	2.95%

If you are age 70 or above at the time the Contract is issued, your the insurance charges will be as follow:

GMDB Option 1 Elected	GMDB Option 2 Elected	GMIB Elected	Current Insurance Charge	Maximum Insurance Charge
No	No	No	1.40%	1.65%
Yes	No	No	1.85%	2.25%
No	Yes	No	2.10%	2.65%
Yes	No	Yes	2.25%	2.85%
Yes	No	Yes	2.50%	3.25%

Contract Maintenance Charge

On each Contract Anniversary during the Accumulation Period, We deduct $35 (this charge can be increased up to a maximum of $60 per Contract per year) from your Contract as a Contract Maintenance Charge. This charge is for certain administrative expenses associated with the Contract.

We do not deduct the Contract Maintenance Charge if the value of your Contract is $75,000 or more on the Contract Anniversary. If you make a full withdrawal on other than a Contract Anniversary, and the value of your Contract is less than $75,000, We will deduct the full Contract Maintenance Charge at the time of the full withdrawal. If, when you begin to receive Annuity Payments, the Annuity Date is a different date than your Contract Anniversary We will deduct the full Contract Maintenance Charge on the Annuity Date unless the Contract value on the Annuity Date is $75,000 or more.

The Contract Maintenance Charge will be deducted first from the Fixed Account. If there is insufficient value in the Fixed Account, the fee will then be deducted from the Investment Portfolio with the largest balance.

No Contract Maintenance Charge is deducted during the Annuity Period.

Contingent Deferred Sales Charge

During the Accumulation Period, you can make withdrawals from your Contract. A contingent deferred sales charge may be assessed against Purchase Payments withdrawn. We keep track of each Purchase Payment you make. Subject to the waivers discussed below, if you make a withdrawal and it has been less than the stated number of years since you made your Purchase Payment, you will have to pay a contingent deferred sales charge. The contingent deferred sales charge compensates Us for expenses associated with selling the Contract. The charge is as follows:

NO. OF YEARS FROM RECEIPT OF PURCHASE PAYMENT	CONTINGENT DEFERRED SALES CHARGE
0-1	8%
2	8%
3	8%
4	8%
5	7%
6	6%
7	5%
8	3%
9	1%
10 or more	0%

In addition, the following circumstances further limit or reduce withdrawal charges, in some states, as applicable:

•for issue ages up to 52, there is no contingent deferred sales charge for withdrawals made after the 15th Contract year;

•for issue ages 53 to 56, there is no contingent deferred sales charge for withdrawals made after you attain age 67;

•for issue ages 57 and later, any otherwise applicable contingent deferred sales charge will be multiplied by a factor ranging from .9 to 0 for Contract years one through ten and later, respectively.

Each Purchase Payment has its own contingent deferred sales charge period. When you make a withdrawal, the charge is deducted first from Purchase Payments (oldest to newest), and then from earnings.

For tax purposes, withdrawals from Non-Qualified Contracts are generally considered to have come from earnings first.

FREE WITHDRAWALS. Once each Contract year you can withdraw money from your Contract, without a contingent deferred sales charge, in an amount equal to the greater of:

●    10% of the value of your Contract (on a non-cumulative basis);

●    the IRS minimum distribution requirement for this Contract if it was issued as an individual retirement annuity or in Purchase Payments that have been in the Contract for more than 7 complete years.conjunctionn with a qualified retirement plan; or

●    the total of your

WAIVER OF CONTINGENT DEFERRED SALES CHARGE UNEMPLOYMENT BENEFIT. We will allow a one time free partial withdrawal of up to 50% of your Contract value if:

●    your Contract has been in force for at least 1 year;

●    you provide Us with a letter of determination from your state’s Department of Labor indicating that you qualify for and have been receiving unemployment benefits for at least 60 consecutive calendar days;

●    you were employed on a full time basis and working at least 30 hours per week on the date your Contract was issued;

●    your employment was involuntarily terminated by your employer; and

●    you certify to Us in writing that you are still unemployed when you make the withdrawal request.

This benefit may be used by only one person including in the case of Joint Owners. This benefit may not be available in your state.

WAIVER OF CONTINGENT DEFERRED SALES CHARGE FOR NURSING CARE CONFINEMENT. Once per Contract year, We will allow an additional free withdrawal of up to 10% of your Contract value if:

●    you are confined in a qualified nursing care center (as defined in the rider to the Contract) for 90 consecutive calendar days;

●    confinement begins after the first Contract year;

●    confinement is prescribed by a qualified physician and is medically necessary;

●    request for this benefit is made during confinement or within 60 calendar days after confinement ends; and

●    We receive proof of confinement.

This benefit may be used by only one person including in the case of Joint Owners. If the Contract is continued by a spousal Beneficiary, this benefit will not be available if used by the previous Owner.

This benefit may not be available in your state.

WAIVER OF CONTINGENT DEFERRED SALES CHARGE FOR TERMINAL ILLNESS. You may take one free withdrawal of up to 100% of your Contract value after a qualified physician (as defined in the rider to the Contract) provides notice that the Owner has a terminal illness (which is expected to result in death within 12 months from the notice).

●    To qualify, the diagnosis and notice must occur after the first Contract year ends.

●    This benefit is not available if you have a terminal illness on the date the Contract is issued. All other limitations under the Contract apply.

●    This benefit may only be used one time including in the case of Joint Owners. If the Contract is continued by a spousal Beneficiary, this benefit will not be available if used by the previous Owner.

This benefit may not be available in your state.

With respect to the unemployment, nursing care confinement and terminal illness waiver of contingent deferred sales charge benefits, if the Contract is owned by Joint Owners, these benefits apply to either Owner. If the Contract is owned by a non-natural person, then these benefits apply to the Annuitant.

Reduction or Elimination of the Contingent Deferred Sales Charge

We may reduce or eliminate the amount of the contingent deferred sales charge when the Contract is sold under circumstances, which reduce Our sales expenses. Some examples are: if there is a large group of individuals that will be purchasing the Contract or a prospective purchaser already had a relationship with Us. We will not deduct a contingent deferred sales charge when a Contract is issued to an officer, director or employee of Our Company or any of Our affiliates. Any circumstances resulting in the reduction or elimination of the contingent deferred sales charge requires Our prior approval. In no event will reduction or elimination of the contingent deferred sales charge be permitted where it would be unfairly discriminatory to any person.

Transfer Fee

You can make up to 12 free transfers each Contract year. If you make more than 12 transfers in a Contract year, you may be charged a transfer fee of $25 per transfer.

During the Accumulation Period, the transfer fee is deducted from the investment option that you transfer your funds from. If you transfer your entire interest from an investment option, the transfer fee is deducted from the amount transferred. If there are multiple investment options from which you transfer funds, the transfer fee will be deducted first from the Fixed Account, and then from the Investment Portfolio with the largest balance that is involved in the transfer.

During the Annuity Period, the transfer fee will be deducted from the Annuity Payment following your transfer.

If the transfer is part of the dollar cost averaging, rebalancing or sweep program, it will not count in determining the transfer fee. All reallocations made on the same date count as one transfer.

Premium Taxes

Some states and other governmental entities (e.g., municipalities) charge premium taxes or similar taxes. We are responsible for the payment of these taxes and will make a deduction from the value of the Contract for them. These taxes are due either when the Contract is issued or when Annuity Payments begin. It is Our current practice to deduct these taxes when either Annuity Payments begin, a death benefit is paid or upon partial or full surrender of the Contract. We may in the future discontinue this practice and assess the charge when the tax is due. Premium taxes currently range from 0% to 3.5%, depending on the jurisdiction.

Income Taxes

We will deduct from the Contract any income taxes, which we incur because of the Contract. At the present time, we are not making any such deductions.

Investment Portfolio Expenses

There are deductions from and expenses paid out of the assets of the various Investment Portfolios, which are described in the Investment Portfolio prospectuses.

Contract Value

Your Contract value is the sum of your interest in the various Investment Portfolios and the Fixed Account. Your interest in the Investment Portfolio(s) will vary depending upon the investment performance of the Investment Portfolio(s) you choose. In order to keep track of your Contract value in an Investment Portfolio, We use a unit of measure called an Accumulation Unit. During the Annuity Period of your Contract We call the unit an Annuity Unit. The value of your Contract is affected by the investment performance of the portfolios, the expenses of the Investment Portfolios and the deduction of charges under the Contract.

Accumulation Units

Every Business Day, We determine the value of an Accumulation Unit for each of the Investment Portfolios by multiplying the Accumulation Unit value for the previous Business Day by a factor for the current Business Day. The factor is determined by:

1.        dividing the value of an Investment Portfolio share at the end of the current Business Day (and any charges for taxes) by the value of an Investment Portfolio share for the previous Business Day; and

2.        subtracting the daily amount of the insurance charges.

The value of an Accumulation Unit may go up or down from Business Day to Business Day.

When you make a Purchase Payment, We credit your Contract with Accumulation Units. The number of Accumulation Units credited is determined by dividing the amount of the Purchase Payment allocated to an Investment Portfolio by the value of the Accumulation Unit for that Investment Portfolio. When you make a withdrawal, We deduct Accumulation Units from your Contract representing the withdrawal. We also deduct Accumulation Units when We deduct certain charges under the Contract. Whenever We use an Accumulation Unit value, it will be based on the value next determined after receipt of the request or the Purchase Payment.

We calculate the value of an Accumulation Unit for each Investment Portfolio after the New York Stock Exchange closes each Business Day and then credit your Contract.

Example:   On Wednesday, We receive an additional Purchase Payment of $4,000 from you. You have told Us you want this to go to the Equity Portfolio. When the New York Stock Exchange closes on that Wednesday, We determine that the value of an Accumulation Unit for the Equity Portfolio is $12.25. We then divide $4,000 by $12.25 and credit your Contract on Wednesday night with 326.53 Accumulation Units for the Equity Portfolio.

Access to Your Money

You can have access to the money in your Contract:

●    by making a withdrawal (either a partial or a complete withdrawal);

●    by electing to receive Annuity Payments; or

●    when a death benefit is paid to your Beneficiary.

In general, withdrawals can only be made during the Accumulation Period.

When you make a complete withdrawal, you will receive the value of the Contract on the Business Day you made the withdrawal, (i) less any applicable contingent deferred sales charge; (ii) less any Contract maintenance charge; and (iii) less any applicable premium tax. This amount is the Contract withdrawal value.

You must tell Us which account (Investment Portfolio(s), and/or Fixed Account) you want the partial withdrawal to come from. Under most circumstances, the amount of any partial withdrawal from any Investment portfolio, or the Fixed Account must be at least $200. Your Contract value must be at least $1,000 after you make a partial withdrawal. If you do not have at least $1,000 in one Investment Portfolio or Fixed Account, We reserve the right to terminate the Contract and pay you the Contract withdrawal value.

Once We receive your written request for a withdrawal from an Investment Portfolio We will pay the amount of that withdrawal within 7 calendar days.

Income taxes, tax penalties and certain restrictions may apply to any withdrawal you make.

Systematic Withdrawal Program

The systematic withdrawal program allows you to receive automatic payments either monthly, quarterly, semi-annually or annually. You must have at least $5,000 in your Contract to start the program. You can instruct Us to withdraw a specific amount, which can be a percentage of the value of your Contract, or a dollar amount. All systematic withdrawals will be withdrawn from the Fixed Account and the Investment Portfolios on a pro-rata basis, unless you instruct Us otherwise. The systematic withdrawal program will end any time you designate or when the Contract value is exhausted, whichever occurs first. If you make a partial withdrawal outside the program and the value of your Contract is less than $5,000 the program will automatically terminate. We do not charge for this program, however, the withdrawals may be subject to a contingent deferred sales charge.

Income taxes, tax penalties and certain restrictions may apply to systematic withdrawals.

Suspension of Payments or Transfers

We may be required to suspend or postpone payments for withdrawals or transfers for any period when:

1.        the New York Stock Exchange is closed (other than customary weekend and holiday closings);

2.        trading on the New York Stock Exchange is restricted;

3.        an emergency exists as a result of which disposal of shares of the Investment Portfolios is not reasonably practicable or We cannot reasonably value the shares of the Investment Portfolios;

4.        during any other period when the SEC, by order, so permits for the protection of Owners.

We have reserved the right to defer payment for a withdrawal or transfer from the Fixed Account for the period permitted by law but not for more than six months.

If mandated under applicable law, We may be required to reject a premium payment and/or otherwise block access to an Owner’s Contract and thereby refuse to pay any request for transfers, partial withdrawals, surrenders, or death benefits. Once blocked, monies would be held in that Contract until instructions are received from the appropriate regulator.

Death Benefit

Upon Your Death During the Accumulation Period

If you, or your Joint Owner, die before Annuity Payments begin, we will pay a death benefit to your Beneficiary. If you have a Joint Owner, the surviving Joint Owner will be treated as the primary Beneficiary. Any other Beneficiary designation on record at the time of death will be treated as a contingent Beneficiary.

Death Benefit Amount During the Accumulation Period

If death occurs prior to age 80, the amount of the death benefit will be the greater of:

(1)    the value of your Contract as of the Business Day we receive proof of death and a payment election; or

(2)    the total Purchase Payments you have made, less any adjusted partial withdrawals and contingent deferred sales charges, and any applicable premium taxes.

If you are age 80 or over, the death benefit will be equal to the value of your Contract as of the Business Day We receive proof of death and a payment election.

Optional Death Benefits

For an extra charge, at the time you purchase the Contract, you can choose one of two death benefit options each of which, depending on market conditions, may provide a greater benefit than the death benefit described above.

Guaranteed Minimum Death Benefit Option 1. Under this option, if you die before age 80, the death benefit will be the greater of:

(1)    the total Purchase Payments you have made, less all adjusted partial withdrawals, contingent deferred sales charges and any applicable premium taxes;

(2)    the value of your Contract as of the Business Day We receive proof of death and a payment election; or

(3)    the largest Contract value on any Contract Anniversary before the Owner or Joint Owner’s death, less any adjusted partial withdrawals, and limited to no more than twice the amount of Purchase Payments paid less any adjusted partial withdrawals.

Guaranteed Minimum Death Benefit Option 2.Under this option, if you die before age 80, the death benefit will be the greater of:

(1)    the total Purchase Payments you have made, less all adjusted partial withdrawals, contingent deferred sales charges and any applicable premium taxes;

(2)    the value of your Contract as of the Business Day We receive proof of death and a payment election;

(3)    the largest Contract value on any Contract Anniversary before the Owner or Joint Owner’s death, less any adjusted partial withdrawals, and limited to no more than twice the amount of Purchase Payments paid less any adjusted partial withdrawals; or

(4)    the total Purchase Payments you have made, less any adjusted partial withdrawals, increased by 5% each year up to the date of death, and limited to no more than twice the amount of Purchase Payments paid less any adjusted partial withdrawals.

Adjusted partial withdrawal means:

●    the amount of the partial withdrawal (including the applicable contingent deferred sales charges and premium taxes); multiplied by

●    the amount of the death benefit just before the partial withdrawal; divided by

●    the value of your Contract just before the partial withdrawal.

If you take a partial withdrawal at a time when the amount of your death benefit is greater than your Contract value, then your death benefit amount may be reduced by an amount greater than the amount withdrawn.

If death occurs at age 80 or later, the death benefit will be your Contract value as of the Business Day We receive proof of death and a payment election.

If Joint Owners are named, the death benefit is determined based on the age of the oldest Owner and is payable on the first death. If the Owner is a non-natural person, the death of an Annuitant will be treated as the death of the Owner.

Generally, the optional death benefits accrue and then terminate upon the death of the Owner. However, if the Beneficiary continues the Contract after the Owner’s death, the Beneficiary can elect to continue the optional death benefit. However, for purposes of determining the new death benefit amount, the Contract value on the date the Contract is continued is treated as the premium.

These benefits may not be available in your state.

The value of your Contract for purposes of calculating any death benefit amount will be determined as of the Business Day we receive due proof of death and an election for the payment method (see below). After the death benefit amount is calculated, it will remain in the Investment Portfolios and/or the Fixed Account until distribution begins. Until we distribute the death benefit amount, the death benefit amount in the Investment Portfolios will be subject to investment risk, which is borne by the Beneficiary.

Payment of the Death Benefit During the Accumulation Period

Unless already selected by you, a Beneficiary must elect the death benefit to be paid under one of the options described below in the event of the death of the Owner or a Joint Owner during the Accumulation Period.

OPTION 1—lump sum payment of the death benefit; or

OPTION 2—the payment of the entire death benefit within 5 years of the date of death of the Owner or Joint Owner; or

OPTION 3—payment of the death benefit under an Annuity Option over the lifetime of the Beneficiary, or over a period not extending beyond the life expectancy of the Beneficiary, with distribution beginning within 1 year of the date of your death or of any Joint Owner.

Any portion of the death benefit not applied under Option 3 within 1 year of the date of your death, or that of a Joint Owner, must be distributed within 5 years of the date of death.

Unless you have previously designated one of the payment options above, a Beneficiary who is a spouse of the Owner may elect to:

●    continue the Contract in his or her own name at the then current Contract value;

●    elect a lump sum payment of the death benefit; or

●    apply the death benefit to an Annuity Option.

If a lump sum payment is requested, the amount will be paid within 7 calendar days, unless the suspension of payments provision is in effect. Payment to the Beneficiary, in any form other than a lump sum, may only be elected during the 60-day period beginning with the date of receipt by Us of proof of death.

The value of your Contract for purposes of calculating any death benefit amount will be determined as of the Business Day We receive due proof of death and an election for the payment method (see below). After the death benefit amount is calculated, it will remain in the Investment Portfolios and/or the Fixed Account until distribution begins. Until We distribute the death benefit amount, the death benefit amount in the Investment Portfolios will be subject to investment risk, which is borne by the Beneficiary.

Death of Contract Owner During the Annuity Period

If you or a Joint Owner, who is not the Annuitant, dies during the Annuity Period, any remaining payments under the Annuity Option elected will continue to be made at least as rapidly as under the method of distribution in effect at the time of the Owner’s or Joint Owner’s death. Upon the

Owner’s death during the Annuity Period, the Beneficiary becomes the Owner. Upon the death of any Joint Owner during the Annuity Period, the surviving Owner, if any, will be treated as the primary Beneficiary. Any other Beneficiary designation on record at the time of death will be treated as a contingent Beneficiary.

Death of Annuitant

If the Annuitant, who is not an Owner or Joint Owner, dies during the Accumulation Period, you will automatically become the Annuitant. A change of Annuitant by the Owner may result in a taxable event. You may designate a new Annuitant subject to Our approval. If the Owner is a non-natural person (for example, a corporation), then the death of the Annuitant will be treated as the death of the Owner, a new Annuitant may not be named, and death benefit will become due and payable.

Upon the death of the Annuitant during the Annuity Period, the death benefit, if any, will be as provided for in the Annuity Option selected. The death benefit will be paid at least as rapidly as under the method of distribution in effect at the Annuitant’s death.

Annuity Payments (The Annuity Period)

Under the Contract you can receive regular income payments. We call these payments Annuity Payments. You can choose the date on which those payments begin. We call that date the Annuity Date. Your Annuity Date cannot be any earlier than 90 calendar days after We issue the Contract. Annuity payments must begin by the earlier of the Annuitant’s 90th birthday or the maximum date allowed by law. To receive the guaranteed minimum income benefit, there are certain Annuity Date requirements (see below). The Annuitant is the person whose life We look to when We determine annuity payments. You can change the Annuity Date at any time prior to 30 calendar days of the existing Annuity Date by providing Us with a written request.

You can also choose among income plans. We call those Annuity Options. You can elect an Annuity Option by providing Us with a written request. You can change the Annuity Option at any time up to 30 calendar days before the existing Annuity Date. If you do not choose an Annuity Option, We will assume that you selected Option 2, which provides a life annuity with 10 years of guaranteed payments.

During the Annuity Period, you can choose to have payments come from the Investment Portfolios, the Fixed Account or both. If you do not tell Us otherwise, your Annuity Payments will be based on the Investment Allocations of Record on the Annuity Date.

Annuity Payment Amount

If you choose to have any portion of your Annuity Payments come from the Investment Portfolio(s), the dollar amount of your payment will depend upon:

1)        The value of your Contract in the Investment Portfolio(s) on the Annuity Date;

2)        The 3% or 5% (as you selected) assumed investment rate used in the annuity table for the Contract;

3)        The performance of the Investment Portfolio(s) you selected; and

4)        The Annuity Option you selected.

You can choose either a 3% or a 5% assumed investment rate (AIR). If the actual performance exceeds the AIR (as you selected), your Annuity Payments will increase. Similarly, if the actual rate is less than the AIR (as you selected) your Annuity Payments will decrease. Using a higher AIR results in a higher initial Annuity Payment, but later payments will increase more slowly when investment performance rises and decrease more rapidly when investment performance declines.

On the Annuity Date, the value of your Contract, less any premium tax, less any contingent deferred sales charge, and less any Contract maintenance charge will be applied under the Annuity Option you selected. If you select an Annuity Date that is on or after the 5th Contract Anniversary, and you choose an Annuity Option that has a life contingency for a minimum of 5 years, We will apply the value of your Contract, less any premium tax and less any Contract Maintenance Charge to the Annuity Option you elect.

Annuity payments are made monthly. However, if you have less than $5,000 to apply toward the purchase of Annuity Payments, We may make a single lump sum payment to you instead of monthly Annuity Payments. Likewise, if your Annuity Payments would be less than $50 a month, We have the right to change the frequency of payments so that your Annuity Payments are at least $50.

Optional Guaranteed Minimum Income Benefit

For an extra charge, you can elect the guaranteed minimum income benefit. You may not select this benefit unless you also select either Guaranteed Minimum Death Benefit Option 1 or Guaranteed Minimum Death Benefit Option 2.

If You Elect Guaranteed Minimum Death Benefit Option 1. Prior to your 80th birthday, the guaranteed minimum income benefit base is the greater of:

(1)    the total Purchase Payments you have made, less all adjusted partial withdrawals, contingent deferred sales charges and any applicable premium taxes;

(2)    the value of your Contract less any premium tax, less any contingent deferred sales charge, and less any Contract Maintenance Charge; or

(3)    the largest Contract value on any Contract Anniversary, less any adjusted partial withdrawals, and limited to no more than twice the amount of Purchase Payments made less any adjusted partial withdrawals.

If You Elect Guaranteed Minimum Death Benefit Option 2. Prior to your 80th birthday, the guaranteed minimum income benefit base is the greater of:

(1)    the total Purchase Payments you have made, less all adjusted partial withdrawals, contingent deferred sales charges and any applicable premium taxes;

(2)    the value of your Contract less any premium tax, less any contingent deferred sales charge, and less any Contract Maintenance Charge;

(3)    the largest Contract value on any Contract Anniversary, less any adjusted partial withdrawals, and limited to no more than twice the amount of Purchase Payments paid less any adjusted partial withdrawals; or

(4)    the total Purchase Payments you have made, less any adjusted partial withdrawals, increased by 5% each year up to the date of annuitization, and limited to no more than twice the amount of Purchase Payments paid less any adjusted partial withdrawals.

Irrespective of which guaranteed minimum death benefit option you choose, the guaranteed minimum income benefit base after your 80th birthday is equal to the greater of (1) the value of your Contract, less any premium tax, less any contingent deferred sales charge, and less any Contract Maintenance Charge; or (2) the guaranteed minimum income benefit base as of the last Contract Anniversary before your 80th birthday less any adjusted partial withdrawals.

For purposes of these two optional income benefits, adjusted partial withdrawal means:

●    the amount of the partial withdrawal (including the applicable contingent deferred sales charges and premium taxes); multiplied by

●    the amount of the guaranteed minimum income benefit base just before the partial withdrawal; divided by

●    the value of your Contract just before the partial withdrawal.

If you elect this benefit, the following limitations will apply:

●    You must choose either Annuity Option 2 or 4, unless otherwise agreed to by Us. If you do not choose an Annuity Option, Annuity Option 2, which provides a life annuity with 10 years of guaranteed payments, will be applied.

●    If you are age 50 or over on the date We issue the Contract, the Annuity Date must be on or after the later of your 65th birthday, or the 7th Contract Anniversary.

●    If you are under age 50 on the date We issue your Contract, the Annuity Date must be on or after the 15th Contract Anniversary.

●    The Annuity Date selected must occur within 30 calendar days following a Contract Anniversary.

●    If there are Joint Owners, the age of the oldest Owner will be used to determine the guaranteed minimum income benefit. If the Contract is owned by a non-natural person, then Owner will mean the Annuitant for purposes of this benefit.

On the Annuity Date, the initial income benefit will not be less than the guaranteed minimum income benefit base applied to the guaranteed Annuity Payment factors under the Annuity Option elected.

It is possible that the IRS may take the position that charges for the Optional Guaranteed Minimum Death and Income Benefits are deemed to be taxable distributions to you. Although we do not believe that such charges should be treated as taxable distributions, you should consult your tax adviser prior to selecting these riders.

The Guaranteed Income Benefit terminates upon the death of the Owner.

This benefit may not be available in your state.

Annuity Options

You can choose one of the following Annuity Options or any other Annuity Option, which is acceptable to Us. After Annuity Payments begin, you cannot change the Annuity Option.

OPTION 1. INCOME FOR A SPECIFIED PERIOD. We will pay income for a specific number of years in equal installments. However, if the Annuitant dies and We have made payments for less than the specified number of years, you may elect to receive a single lump sum payment, which will be equal to the present value of the remaining payments (as of the date of proof of death).

OPTION 2. INCOME FOR LIFE WITH PAYMENT GUARANTEED FOR A FIXED NUMBER OF YEARS. We will make monthly Annuity Payments so long as the Annuitant is alive but at least for a specified period certain. If an Annuitant, who is not the Owner, dies before We have made all of the payments, We will continue to make the payments for the remainder of the specified period to you. If you do not want to receive payments after the Annuitant’s death, you can request a single lump sum payment, which will be equal to the present value of the remaining payments (as of the date of proof of death) discounted at the assumed investment rate for a variable Annuity Option.

OPTION 3. INCOME OF SPECIFIED AMOUNT. We will pay income of a specified amount until the principal and interest are exhausted. However, if the Annuitant dies and We have made payments less than the specified amount, you may elect to receive a single lump sum payment, which will be equal to the present value of the remaining payments (as of the date of proof of death).

OPTION 4. JOINT AND SURVIVOR INCOME FOR LIFE. We will make monthly Annuity Payments as long as either the Annuitant or a joint Annuitant is alive. The Annuitant must be at least 50 years old, and the joint Annuitant must be at least 45 years old at the time of the first monthly payment.

Taxes

NOTE:   Jefferson National has prepared the following information on taxes as a general discussion of the subject. It is not intended as tax advice to any individual. No attempt is made to consider any applicable state tax or other tax laws, or to address any federal estate, or state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Contract. You should consult your tax adviser about your own circumstances.

Annuity Contracts in General

When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money—generally for retirement purposes. If you invest in a variable annuity as part of a pension plan or employer-sponsored retirement program, your Contract is called a Qualified Contract. If your annuity is independent of any formal retirement or pension plan, it is termed a Non-Qualified Contract. The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan.

Tax Status of the Contracts

Tax law imposes several requirements that variable annuities must satisfy in order to receive the tax treatment normally accorded to annuity contracts.

Diversification Requirements. The Internal Revenue Code (Code) requires that the investments of each investment division of the Separate Account underlying the contracts be “adequately diversified” in order for the contracts to be treated as annuity contracts for Federal income tax purposes. It is intended that each investment division, through the fund in which it invests, will satisfy these diversification requirements.

Owner Control. In certain circumstances, owners of variable annuity contracts have been considered for Federal income tax purposes to be the owners of the assets of the Separate Account supporting their contracts due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of Our Contracts, such as the flexibility of an Owner to allocate premium payments and transfer amounts among the investment divisions of the Separate Account, have not been explicitly addressed in published rulings. While We believe that the Contracts do not give Owners investment control over Separate Account assets, We reserve the right to modify the Contracts as necessary to prevent an Owner from being treated as the Owner of the Separate Account assets supporting the Contract.

Required Distributions. In order to be treated as an annuity contract for Federal income tax purposes, Section 72(s) of the Code requires any Non-Qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of the death of an Owner of the Contract. Specifically, section 72(s) requires that (a) if any Owner dies on or after the Annuity Date, but prior to the time the entire interest in the Contract has been distributed, the entire interest in the Contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such Owner’s death; and (b) if any Owner dies prior to the Annuity Date, the entire interest in the Contract will be distributed within five years after the date of such Owner’s death. These requirements will be considered satisfied as to any portion of a Owner’s interest which is payable to or for the benefit of a designated Beneficiary and which is distributed over the life of such designated Beneficiary or over a period not extending beyond the life expectancy of that Beneficiary, provided that such distributions begin within one year of the Owner’s death. The designated Beneficiary refers to a natural person designated by the Owner as a Beneficiary and to whom Ownership of the Contract passes by reason of death. However, if the designated Beneficiary is the surviving spouse of the deceased Owner, the Contract may be continued with the surviving spouse as the new Owner.

The Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

Other rules may apply to Qualified Contracts.

Taxation of Non-Qualified Contracts

Non-Natural Person. If a non-natural person (e.g., a corporation or a trust) owns a Non-Qualified Contract, the taxpayer generally must include in income any increase in the excess of the Contract value over the investment in the Contract (generally, the premiums or other consideration paid for the Contract) during the taxable year. There are some exceptions to this rule and a prospective Owner that is not a natural person should discuss these with a tax adviser.

The following discussion generally applies to Contracts owned by natural persons.

Withdrawals. When a withdrawal from a Non-Qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the Contract value immediately before the distribution over the Owner’s investment in the Contract (generally, the premiums or other consideration paid for the Contract, reduced by any amount previously distributed from the Contract that was not subject to tax) at that time. In the case of a surrender under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the Owner’s investment in the Contract.

Penalty Tax on Certain Withdrawals. In the case of a distribution from a Non-Qualified Contract, there may be imposed a federal tax penalty equal to ten percent of the amount treated as income. In general, however, there is no penalty on distributions:

●    made on or after the taxpayer reaches age 59½;

●    made on or after the death of an Owner;

●    attributable to the taxpayer’s becoming disabled; or

●    made as part of a series of substantially equal periodic payments for the life (or life expectancy) of the taxpayer.

Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. Also, additional exceptions apply to distributions from a Qualified Contract. You should consult a tax adviser with regard to exceptions from the penalty tax.

Annuity Payments. Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each Annuity Payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an Annuity Payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of Annuity Payments, as determined when Annuity Payments start. Once your investment in the Contract has been fully recovered, however, the full amount of each Annuity Payment is subject to tax as ordinary income.

Taxation of Death Benefit Proceeds. Amounts may be distributed from a contract because of your death or the death of the Annuitant. Generally, such amounts are includible in the income of the recipient as follows:  (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or (ii) if distributed under a payout option, they are taxed in the same way as Annuity Payments.

Transfers, Assignments or Exchanges of a Contract. A transfer or assignment of ownership of a Contract, the designation of an Annuitant, the selection of certain maturity dates, or the exchange of a Contract may result in certain tax consequences to you that are not discussed herein. An Owner contemplating any such transfer, assignment or exchange, should consult a tax advisor as to the tax consequences.

Withholding. Annuity distributions are generally subject to withholding for the recipient’s federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

Multiple Contracts. All Non-Qualified deferred annuity contracts that are issued by Us (or Our affiliates) to the same Owner during any calendar year are treated as one annuity contract for purposes of determining the amount includible in such Owner’s income when a taxable distribution occurs.

Additional Charges. It is possible that the IRS may take the position that charges for the Earnings Protection Benefit rider and charges for the Optional Guaranteed Minimum Death and Income Benefits under the Contract are deemed to be taxable distributions to you. Although We do not believe that a rider charge under the Contract should be treated as a taxable withdrawal, you should consult your tax adviser prior to selecting any rider or endorsement under the Contract.

Taxation of Qualified Contracts

The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a Qualified Contract may be subject to the terms of the retirement plan itself, regardless of the terms of the Qualified Contract. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the Contract comply with the law.

Individual Retirement Accounts (IRAs), as defined in Section 408 of the Code, permit individuals to make annual contributions of up to the lesser of a specified annual amount or the amount of compensation includible in the individual’s gross income for the year. The contributions may be deductible in whole or in part, depending on the individual’s income. Distributions from certain pension plans may be “rolled over” into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 59½, unless certain exceptions apply. The Contract offers death benefits, which may exceed the greater of Purchase Payments or Contract value. The IRS has not reviewed the Contract for qualification as an IRA. The IRS has not addressed, and is unlikely to ad dress, in a ruling of general applicability whether a death benefit provision such as the provision in the Contract comports with IRA qualification requirements. However, these death benefit provisions have been addressed in recently proposed and temporary regulations related to distribution requirements. You should consult your tax adviser regarding these features and benefits if you have any questions prior to purchasing a Contract.

Roth IRAs, as described in Code Section 408A, permit certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax and other special rules apply. The Owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59½ (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

Corporate pension and profit-sharing plans under Section 401(a) of the Code allow corporate employers to establish various types of retirement plans for employees, and self-employed individuals to establish qualified plans for themselves and their employees. Adverse tax consequences to the retirement plan, the participant or both may result if the Contract is transferred to any individual as a means to provide benefit payments, unless the plan complies with all the requirements applicable to such benefits prior to transferring the Contract. The Contract includes an enhanced death benefit that in some cases may exceed the greater of the premium payments or the Contract value. The death benefit could be characterized as an incidental benefit, the amount of which is limited in any pension or profit-sharing plan. Because the death benefit may exceed this limitation, employers using the Contract in connection with such plans should consult their tax adviser.

Tax Sheltered Annuities under section 403(b) of the Code allow employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a contract that will provide an annuity for the employee’s retirement. These premium payments may be subject to FICA (Social Security) tax.

Distributions of (1) salary reduction contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings on amounts held as of the last year beginning before January 1, 1989, are not allowed prior to age 59½, separation from service, death or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties. The Contract’s death benefit could be characterized as an incidental death benefit, the amount of which is limited in any Code Section 403(b) annuity contract. Because the death benefit may exceed this limitation, employers using the Contract in connection with such plans should consult their tax adviser.

Code Section 457, while not actually providing for a qualified plan as that term is normally used, provides for certain deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The Contract can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. Under a non-governmental plan, all such investments, however, are owned by and are subject to, the claims of the general creditors of the sponsoring employer.  In general, all amounts received under a section 457 plan are taxable and are subject to federal income tax withholding as wages.

Other Tax Issues. Qualified Contracts have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan, adoption agreement, or consult a tax advisor for more information about these distribution rules.

Distributions from Contracts generally are subject to withholding for the Owner’s federal income tax liability. The withholding rate varies according to the type of distribution and the Owner’s tax status. The Owner will be provided the opportunity to elect not to have tax withheld from distributions.

“Eligible rollover distributions” from section 401(a) and 403(b) plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution to an employee from such a plan, except certain distributions such as distributions required by the Code, certain distributions of after-tax contributions, hardship distributions, or distributions in a specified annuity form. The 20% withholding does not apply, however, if the employee chooses a “direct rollover” from the plan to another tax-qualified plan, 403(b) plan, governmental section 457 plan, or IRA.

Possible Tax Law Changes

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Contract.

We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract Owners currently receive. We make no guarantee regarding the tax status of any Contract and do not intend the above discussion as tax advice.

Performance

We may periodically advertise performance of the Contract in the various Investment Portfolios. We will calculate performance by determining the percentage change in the value of an Accumulation Unit by dividing the increase (decrease) for that unit by the value of the Accumulation Unit at the beginning of the period. This performance number reflects the deduction of the insurance charges and the fees and expenses of the Investment Portfolio. It does not reflect the deduction of any applicable contract maintenance charge. The deduction of any applicable contract maintenance charge would reduce the percentage increase or make greater any percentage decrease.

Any advertisement will also include standardized average annual total return figures which reflect the deduction of the insurance charges, contract maintenance charge, contingent deferred sales charge and the fees and expenses of the Investment Portfolio. Any performance advertised will reflect the bonus credits applied to a Contract.

For periods starting prior to the date the Contracts were first offered, the performance will be based on the historical performance of the corresponding Investment Portfolios, modified to reflect the charges and expenses of the Contract as if the Contract had been in existence during the period stated in the advertisement. These figures should not be interpreted to reflect actual historical performance.

We may, from time to time, include in our advertising and sales materials, tax deferred compounding charts and other hypothetical illustrations, which may include comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets.

Other Information

Legal Proceedings

Like other life insurance companies, there is a possibility that We may become involved in lawsuits. Currently, however, there are no legal proceedings to which the Separate Account is a party or to which the assets of the Separate Account are subject. Neither Jefferson National nor Inviva Securities Corporation, the distributor of the Contracts, is involved in any litigation that is of material importance in relation to their total assets or that relates to the Separate Account.

The Separate Account

We established a separate account, Jefferson National Life Annuity Account N (Separate Account), to hold the assets that underlie the Contracts. Our Board of Directors adopted a resolution to establish the Separate Account under Texas Insurance law on February X, 2004. The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940.

The assets of the Separate Account are held in Our name on behalf of the Separate Account and legally belong to Us. However, those assets that underlie the Contracts are not chargeable with liabilities arising out of any other business We may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the Contracts and not against any other contracts We may issue.

The obligations under the Contracts are obligations of Jefferson National Life Insurance Company.

Where permitted by law, We may:

●    create new Separate Accounts;

●    combine Separate Accounts, including combining the Separate Account with another separate account established by the Company;

●    transfer assets of the Separate Account, which We determine to be associated with the class of policies to which this policy belongs, to another separate account;

●    transfer the Separate Account to another insurance Company;

●    add new subaccounts to or remove subaccounts from the Separate Account, or combine subaccounts;

●    make the subaccounts available under other policies We issue;

●    add new Investment Portfolios or remove existing Investment Portfolios;

●    substitute new Investment Portfolios for any existing Investment Portfolio which We determine is no longer appropriate in light of the purposes of the Separate Account;

●    deregister the Separate Account under the Investment Company Act of 1940; and

●    operate the Separate Account under the direction of a committee or in another form.

Distributor

Inviva Securities Corporation (ISC), 9920 Corporate Campus Drive, Suite 1000, Louisville, Kentucky 40223, acts as the distributor of the Contracts. ISC is registered as a broker-dealer under the Securities Exchange Act of 1934.

ISC is a member of the National Association of Securities Dealers, Inc.

Commissions will be paid to broker-dealers who sell the Contracts. Broker-dealer commissions may be up to 8.5% of Purchase Payments and may include reimbursement of promotional or distribution expenses associated with the marketing of the Contracts. We may, by agreement with the broker-dealer, pay commissions as a combination of a certain percentage amount at the time of sale and a trail commission. This combination may result in the broker-dealer receiving more commission over time than would be the case if it had elected to receive only a commission at the time of sale. The commission rate paid to the broker-dealer will depend upon the nature and level of services provided by the broker-dealer.

Ownership

OWNER. You, as the Owner of the Contract, have all the rights under the Contract. The Owner is as designated at the time the Contract is issued, unless changed. You can change the Owner at any time. A change will automatically revoke any prior Owner designation. The change request must be in writing. A change of Owner may be a taxable event to the transferring Owner and the new Owner.JOINT OWNER. The Contract can be owned by Joint Owners. Any Joint Owner must be the spouse of the other Owner (except if state law does not permit this restriction). Upon the death of either Joint Owner, the surviving Joint Owner will be the primary Beneficiary. Any other Beneficiary designation at the time the Contract was issued or as may have been later changed will be treated as a contingent Beneficiary unless otherwise indicated in a written notice.

Beneficiary

The Beneficiary is the person(s) or entity you name to receive any death benefit. The Beneficiary is named at the time the Contract is issued. Unless an irrevocable Beneficiary has been named, you can change the Beneficiary at any time before you die.

Assignment

You can assign the Contract at any time during your lifetime. We will not be bound by the assignment until We receive the written notice of the assignment. We will not be liable for any payment or other action We take in accordance with the Contract before We receive notice of the assignment. An assignment may be a taxable event.

If the Contract is a Qualified Contract, there are limitations on your ability to assign the Contract.

APPENDIX A—MORE INFORMATION ABOUT THE INVESTMENT PORTFOLIOS

Below is a summary of the investment objectives and strategies of each investment portfolio available under the Contract. There can be no assurance that the investment objectives will be achieved.

The Fund prospectuses contain more complete information including a description of the investment objectives, policies, restrictions and risks of each portfolio. The following descriptions are qualified in their entirety by the prospectus for each investment portfolio.

AIM VARIABLE INSURANCE FUNDS

The AIM Variable Insurance Funds is a mutual fund with multiple portfolios. AIM Advisors, Inc. serves as the AIM V.I. Basic Value Fund’s investment advisor. The following portfolios are available under the Contract:

AIM V.I. Basic Value Fund – Series II

The fund’s investment objective is long-term growth of capital. The fund seeks to meet its objective by investing, normally, at least 65% of its total assets in equity securities of U.S. issuers that have market capitalizations of greater than $500 million and that the portfolio managers believe to be undervalued in relation to long-term earning power or other factors. The fund may also invest up to 35% of its total assets in equity securities of U.S. issuers that have market capitalizations of less than $500 million and in investment-grade non-convertible debt securities, U.S. government securities and high-quality money market instruments, all of which are issued by U.S. issuers. The fund may also invest up to 25% of its total assets in foreign securities. In selecting investments, the portfolio managers seek to identify those companies whose prospects and growth potential are undervalued by investors and that provide the potential for attractive returns. The portfolio managers allocate investments among fixed-income securities based on their views as to the best values then available in the marketplace. The portfolio managers consider whether to sell a particular security when any of these factors materially changes.

AIM V.I. Mid Cap Core Equity Fund – Series II

The fund’s investment objective is long-term growth of capital. The fund seeks to meet this objective by investing, normally, at least 80% of its assets, in equity securities, including convertible securities, of mid-capitalization companies. The fund considers a company to be a mid-capitalization company if it has a market capitalization, at the time of purchase, within the range of the largest and smallest capitalized companies included in the Russell Midcap™ Index during the most recent 11-month period (based on month-end data) plus the most recent data during the current month.

THE ALGER AMERICAN FUND

The Alger American Fund is a mutual fund with multiple portfolios. The manager of the fund is Fred Alger Management, Inc. The following portfolios are available under the Contract:

Alger American Growth Portfolio

The Alger American Growth Portfolio seeks long-term capital appreciation. It focuses on growing companies that generally have broad product lines, markets, financial resources and depth of management. Under normal circumstances, the portfolio invests primarily in the equity securities of large companies. The portfolio considers a large company to have a market capitalization of $1 billion or greater.

Alger American Leveraged AllCap Portfolio

The Alger American Leveraged AllCap Portfolio seeks long-term capital appreciation. Under normal circumstances, the portfolio invests in the equity securities of companies of any size which demonstrate promising growth potential. The portfolio can leverage, that is borrow money, up to one-third of its total assets to buy additional securities. By borrowing money, the portfolio has the potential to increase its returns if the increase in the value of the securities purchased exceeds the cost of borrowing, including interest paid on the money borrowed.

Alger American MidCap Growth Portfolio

The Alger American MidCap Growth Portfolio seeks long-term capital appreciation. It focuses on midsize companies with promising growth potential. Under normal circumstances, the portfolio invests primarily in the equity securities of companies having a market capitalization within the range of companies in the S&P MidCap 400 Index.

Alger American Small Capitalization Portfolio

The Alger American Small Capitalization Portfolio seeks long-term capital appreciation. It focuses on small, fast-growing companies that offer innovative products, services or technologies to a rapidly expanding marketplace. Under normal circumstances, the portfolio invests primarily in the equity securities of small capitalization companies. A small capitalization company is one that has a market capitalization within the range of the Russell 2000 Growth Index or the S&P SmallCap 600 Index.

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.

American Century Variable Portfolios, Inc. is a registered open-end management investment company with multiple funds. The funds’ investment adviser is American Century Investment Management, Inc. The following funds are available under the Contract:

VP Income & Growth Fund

The VP Income & Growth Fund seeks capital growth by investing in common stocks. Income is a secondary objective.

VP International Fund

The VP International Fund seeks capital growth. The fund managers use a growth investment strategy developed by American Century to invest in stocks of companies that they believe will increase in value over time.

VP Value Fund

The VP Value Fund seeks long-term capital growth by investing in common stock. Income is a secondary objective.

CONSECO SERIES TRUST

Conseco Series Trust is managed by Conseco Capital Management, Inc. (CCM). Conseco Series Trust is a mutual fund with multiple portfolios. The following portfolios are available under the Contract:

Balanced Portfolio

The Balanced Portfolio seeks a high total investment return, consistent with the preservation of capital and prudent investment risk. Normally, the portfolio invests approximately 50-65% of its assets in equity securities, and the remainder in a combination of fixed income securities, or cash equivalents.

Conseco 20 Focus Portfolio

The Conseco 20 Focus Portfolio seeks capital appreciation. Normally, the Portfolio will invest at least 65% of its assets in common stocks of companies that the Adviser believes have above-average growth prospects. The Portfolio is non-diversified and will normally concentrate its investments in a core position of approximately 20-30 common stocks.

Equity Portfolio

The Equity Portfolio seeks to provide a high total return consistent with preservation of capital and a prudent level of risk. The portfolio will invest primarily in selected equity securities, including common stocks and other securities having the investment characteristics of common stocks, such as convertible securities and warrants.

Fixed Income Portfolio

The Fixed Income Portfolio seeks the highest level of income consistent with preservation of capital. The portfolio invests primarily in investment grade debt securities.

Government Securities Portfolio

The Government Securities Portfolio seeks safety of capital, liquidity and current income. The portfolio will invest primarily in securities issued by the U.S. government or an agency or instrumentality of the U.S. government.

High Yield Portfolio

The High Yield Portfolio seeks to provide a high level of current income with a secondary objective of capital appreciation. Normally, the adviser invests at least 65% of the Portfolio’s assets in below investment grade securities (those rated BB+/Ba1 or lower by independent rating agencies).

Money Market Portfolio

The Money Market Portfolio seeks current income consistent with stability of capital and liquidity. The portfolio may invest in U.S. government securities, bank obligations, commercial paper obligations, short-term corporate debt securities and municipal obligations.

THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC. (Initial Shares)

The Dreyfus Socially Responsible Growth Fund, Inc. is a mutual fund. The investment adviser for the fund is The Dreyfus Corporation and the sub-advisor is NCM Capital Management Group, Inc.

The Dreyfus Socially Responsible Growth Fund, Inc. seeks to provide capital growth, with current income as a secondary goal. To pursue these goals, the fund invests at least 80% of its assets in the common stock of companies that, in the opinion of the fund’s management, meet traditional investment standards and conduct their business in a manner that contributes to the enhancement of the quality of life in America.

DREYFUS STOCK INDEX FUND (Initial Shares)

The Dreyfus Stock Index Fund is a mutual fund. The investment adviser for the fund is The Dreyfus Corporation and Mellon Equity Associates.

The Dreyfus Stock Index Fund seeks to match the total return of the Standard & Poor’s 500 Composite Stock Price Index. To pursue this goal, the fund generally invests in all 500 stocks in the S&P 500 in proportion to their weighting in the index.

DREYFUS VARIABLE INVESTMENT FUND
(Initial Shares)

The Dreyfus Variable Investment Fund (“Dreyfus VIF”) is a mutual fund with multiple portfolios. The investment adviser for the fund is The Dreyfus Corporation. The following portfolios are available under the Contract:

Dreyfus VIF—Disciplined Stock Portfolio

The Dreyfus VIF—Disciplined Stock Portfolio seeks investment returns (consisting of capital appreciation and income) that are greater than the total return performance of stocks represented by the Standard & Poor’s 500 Composite Stock Price Index. To pursue this goal, the portfolio invests at least 80% of its assets in stocks.

Dreyfus VIF—International Value Portfolio

The Dreyfus VIF—International Value Portfolio seeks long-term capital growth. To pursue this goal, the portfolio invests at least 80% of its assets in stocks, most of which are ordinarily securities of foreign issuers which Dreyfus considers to be “value” companies.

FEDERATED INSURANCE SERIES

Federated Insurance Series is a mutual fund with multiple portfolios. Federated Investment Management Company is the adviser to the Federated High Income Bond Fund II (Primary Shares) and the Federated Capital Income Fund II. Federated Global Investment Management Corp. is the adviser to the Federated International Equity Fund II and the Federated International Small Company Fund II. The following portfolios are available under the Contract:

Federated Capital Income Fund II
(formerly, Federated Utility Fund II)

The Federated Capital Income Fund II seeks high current income and moderate capital appreciation. The Fund pursues its investment objective by investing primarily in equity securities of companies engaged in providing utility services.

Federated High Income Bond Fund II
(Primary Shares)

The Federated High Income Bond Fund II’s (Primary Shares) seeks high current income by investing primarily in a professionally managed, diversified portfolio of high yield, lower rated corporate bonds (also known as “junk bonds”).

Federated International Equity Fund II

The Federated International Equity Fund II seeks to obtain a total return on its assets. The Fund’s total return will consist of two components: (1) changes in the market value of its portfolio securities (both realized and unrealized appreciation); and (2) income received from its portfolio securities.

Federated International Small Company Fund II

The Federated International Small Company Fund II seeks to provide long-term growth of capital. The Fund pursues its investment objective by investing primarily in equity securities of foreign companies that have a market capitalization at the time of purchase of $5.0 Billion or less.

FIRST AMERICAN INSURANCE PORTFOLIOS, INC.

First American Insurance Portfolios is a mutual fund with multiple portfolios. U.S. Bancorp Asset Management, Inc. serves as the investment advisor to the Portfolios. The following portfolios are available under the Contract:

First American Large Cap Growth Portfolio

First American Large Cap Growth Portfolio seeks long-term growth of capital. Under normal market conditions, the Portfolio invests primarily (at least 80% of net assets, plus the amount of any borrowings for investment purposes) in common stocks of companies that have market capitalizations of at least $5 billion at the time of purchase.

First American Mid Cap Growth Portfolio

First American Mid Cap Growth Portfolio seeks growth of capital. Under normal market conditions, the Portfolio invests primarily (at least 80% of net assets, plus the amount of any borrowings for investment purposes) in common stocks of mid-capitalization companies that have market capitalizations at the time of purchase within the range of market capitalizations of companies constituting the Russell Midcap Index.

INVESCO VARIABLE INVESTMENT FUNDS, INC.

INVESCO Variable Investment Funds, Inc. is a mutual fund with multiple portfolios. INVESCO Funds Group, Inc. is the investment adviser for the Fund. The following portfolios are available under the Contract:

INVESCO VIF—Core Equity Fund
(formerly Equity Income Fund)

The INVESCO VIF—Core Equity Fund (formerly Equity Income Fund) attempts to provide high total return through both growth and income from these investments.

INVESCO VIF—Financial Services Fund

The INVESCO VIF—Financial Services Fund seeks capital growth. It is aggressively managed. The Fund invests primarily in the equity securities of companies involved in the financial services sector.

INVESCO VIF—Health Sciences Fund

The INVESCO VIF—Health Sciences Fund seeks capital growth. The Fund invests primarily in the equity securities of companies that develop, produce or distribute products or services related to health care.

INVESCO VIF—High Yield Fund

The INVESCO VIF—High Yield Fund seeks to provide a high level of current income, with growth of capital as a secondary objective.

INVESCO VIF—Real Estate Opportunity Fund

The INVESCO VIF—Real Estate Opportunity Fund seeks capital growth. The Fund invests primarily in the equity securities of companies doing business in the real estate industry, including real estate investment trusts (“REITS”).

INVESCO VIF—Technology Fund

The INVESCO VIF—Technology Fund seeks capital growth. The Fund invests primarily in the equity securities of companies engaged in technology-related industries.

INVESCO VIF—Telecommunications Fund

The INVESCO VIF—Telecommunications Fund seeks capital growth. The Fund invests primarily in the equity securities of companies engaged in technology-related industries.

JANUS ASPEN SERIES

Janus Aspen Series is a mutual fund with multiple portfolios. Janus Capital Management LLC is the investment adviser to the fund. The following portfolios are available under your Contract:

Growth Portfolio (Institutional Shares)

The Growth Portfolio seeks long-term growth of capital in a manner consistent with the preservation of capital. It pursues its objective by investing primarily in common stocks selected for their growth potential.

Growth & Income Portfolio (Institutional Shares)

The Growth and Income Portfolio seeks long-term capital growth and current income. It pursues its objective by normally emphasizing investments in common stocks. It will normally invest up to 75% of its assets in equity securities selected primarily for their growth potential, and at least 25% of its assets in securities the portfolio manager believes have income potential.

International Growth Portfolio
(Institutional Shares)

The International Growth Portfolio seeks long-term growth of capital. It invests, under normal circumstances, at least 80% of its net assets in securities of issuers from at least five different countries, excluding the United States. Although the Portfolio intends to invest substantially all of its assets in issuers located outside the United States, it may at times invest in U.S. issuers and, under unusual circumstances, it may at times invest all of its assets in fewer than five countries or even a single country.

Mid Cap Growth Portfolio (formerly, Aggressive Growth Portfolio) (Institutional Shares)

The Mid Cap Growth Portfolio seeks long-term growth of capital. It pursues its objective by investing, under normal circumstances, at least 80% of its net assets in equity securities of mid-sized companies whose market capitalization falls, at the time of initial purchase, in the 12-month average of the capitalization range of the Russell Midcap Growth Index.

Worldwide Growth Portfolio
(Institutional Shares)

The Worldwide Growth Portfolio seeks long-term growth in capital in a manner consistent with the preservation of capital. It pursues its objective by investing primarily in common stocks of companies of any size through the world.

LAZARD RETIREMENT SERIES, INC.

Lazard Retirement Series, Inc. is a mutual fund with multiple portfolios. Lazard Asset Management serves as the investment manager of the portfolios. The investment manager is a division of Lazard Frères & Co., LLC, a New York limited liability company, which is registered as an investment adviser with the SEC. The following portfolios are available under the Contract:

Lazard Retirement Equity Portfolio

The Lazard Retirement Equity Portfolio seeks long-term capital appreciation by investing primarily in equity securities, principally common stocks, of relatively large U.S. companies with market capitalizations in the range of the S&P 500® Index that the Investment Manager believes are undervalued based on their earnings, cash flow or asset values.

Lazard Retirement Small Cap Portfolio

The Lazard Retirement Small Cap Portfolio seeks long-term capital appreciation by investing primarily in equity securities, principally common stocks, of relatively small U.S. companies with market capitalizations in the range of the Russell 2000® Index that the Investment Manager believes are undervalued based on their earnings, cash flow or asset values.

LORD ABBETT SERIES FUND, INC.

Lord Abbett Series Fund, Inc. is a mutual fund with multiple portfolios. The fund’s investment adviser is Lord, Abbett & Co. The following portfolio is available under the Contract:

America’s Value Portfolio

The Lord Abbett America’s Value Portfolio seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace. To pursue this goal, the Fund normally invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in equity securities of mid-sized companies, those with market capitalization of roughly $500 million to $10 billion, at the time of purchase.

Growth and Income Portfolio

The Growth and Income Portfolio seeks long-term growth of capital and income without excessive fluctuations in market value.

NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST

Neuberger Berman Advisers Management Trust is a mutual fund with multiple portfolios. The fund is managed by Neuberger Berman Management, Inc. The following portfolios are available under the Contract:

Fasciano Portfolio (Class S)

The fund seeks long-term capital growth. The portfolio manager also may consider a company’s potential for current income prior to selecting it for the fund. To pursue this goal, the fund invests mainly in common stocks of small-capitalization companies, which it defines as those with a total market value of no more than $1.5 billion at the time the fund first invests in them. The fund may continue to hold or add to a position in a stock after the issuer has grown beyond $1.5 billion. These include securities having common stock characteristics, such as securities convertible into common stocks, and rights and warrants to purchase common stocks. The manager will look for companies with: strong business franchises that are likely to sustain long-term rates of earnings growth for a three to five year time horizon, and stock prices that the market has undervalued relative to the value of similar companies and that offer excellent potential to appreciate over a three to five year time horizon.

Limited Maturity Bond Portfolio

The Limited Maturity Bond Portfolio seeks the highest available current income consistent with liquidity and low risk to principal; total return is a secondary goal.

Midcap Growth Portfolio

The Midcap Growth Portfolio seeks growth of capital. To pursue this goal, the portfolio invests mainly in common stocks of mid-capitalization companies.

Partners Portfolio

The Partners Portfolio seeks growth of capital. The managers look for well-managed companies whose stock prices are believed to be undervalued.

Regency Portfolio

The fund seeks growth of capital. To pursue this goal, the fund invests mainly in common stocks of mid-capitalization companies. The fund seeks to reduce risk by diversifying among different companies and industries. The managers look for well-managed companies whose stock prices are undervalued. Factors in identifying these firms may include: strong fundamentals, such as a company’s financial, operational, and competitive positions, consistent cash flow and a sound earnings record through all phases of the market cycle. The managers may also look for other characteristics in a company, such as a strong position relative to competitors, a high level of stock ownership among management, and a recent sharp decline in stock price that appears to be the result of a short-term market overreaction to negative news.

PIMCO VARIABLE INSURANCE TRUST

The PIMCO Variable Insurance Trust is a mutual fund with multiple portfolios. Pacific Investment Management Company (“PIMCO”) serves as investment adviser and the administrator for the Portfolios. The following portfolios are available under the Contract:

PIMCO PVIT Real Return Portfolio

The Portfolio seeks maximum real return, consistent with preservation of real capital and prudent investment management. The Portfolio seeks its investment objective by investing under normal circumstances at least 65% of its total assets in inflation-indexed bonds of varying maturities issued by the U.S. and non-U.S. governments, their agencies or government-sponsored enterprises and corporations. Inflation-indexed bonds are fixed income securities that are structured to provide protection against inflation. The value of the bond’s principal or the interest income paid on the bond is adjusted to track changes in an official inflation measure. The U.S. Treasury uses the Consumer Price Index for Urban Consumers as the inflation measure. Inflation-indexed bonds issued by a foreign government are generally adjusted to reflect a comparable inflation index, calculated by that government. “Real return” equals total return less the estimated cost of inflation, which is typically measured by the change in an official inflation measure. The average portfolio duration of this Portfolio normally varies within two years (plus or minus) of the duration of the Lehman Global Real: U.S. TIPS Index, which as of June 30, 2002 was 5.68 years.

PIMCO PVIT Total Return Portfolio

The Portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management. The Portfolio seeks to achieve its investment objective by investing under normal circumstances at least 65% of its total assets in a diversified portfolio of Fixed Income Instruments of varying maturities. The average portfolio duration of this Portfolio normally varies within a three- to six-year time frame based on PIMCO’s forecast for interest rates. “Fixed Income Instruments,” as used in this Prospectus, includes, but is not limited to: securities issued or guaranteed by the U.S. Government, its agencies or government-sponsored enterprises; corporate debt securities of U.S. and non-U.S. issuers, including convertible securities and corporate commercial paper; mortgage-backed and other asset-backed securities; inflation-indexed bonds issued both by governments and corporations; and structured notes, including hybrid or “indexed” securities, event-linked bonds and loan participations.

PIONEER VARIABLE CONTRACTS TRUST
(Class II Shares)

Pioneer Variable Contracts Trust is managed by Pioneer Investment Management, Inc. The Pioneer Variable Contracts Trust is a mutual fund with multiple portfolios. The following Class II portfolios are available under the Contract:

Pioneer Equity Income VCT Portfolio

The Pioneer Equity Income VCT Portfolio seeks current income and long-term growth of capital from a portfolio consisting primarily of income producing equity securities of U.S. corporations.

Pioneer Europe VCT Portfolio

The Pioneer Europe VCT Portfolio seeks long-term growth of capital. The portfolio invests primarily in equity securities of European issuers.

Pioneer Fund VCT Portfolio

The Pioneer Fund VCT Portfolio seeks reasonable income and capital growth. The Portfolio invests the major portion of its assets in equity securities, primarily of U.S. issuers.

ROYCE CAPITAL FUND

Royce Capital Fund is a mutual fund with multiple portfolios. Royce & Associates, LLC is the Funds’ investment adviser and is responsible for the management of the Funds’ assets. The following portfolios are available under the Contract:

Micro-Cap Portfolio

Royce Micro-Cap Portfolio’s investment goal is long-term growth of capital. Royce invests the Fund’s assets primarily in a broadly diversified portfolio of equity securities issued by micro-cap companies. Royce selects these securities from a universe of more than 6,600 micro-cap companies, generally focusing on those that it believes are trading considerably below its estimate of their current worth. Normally, the Fund will invest at least 80% of its net assets in the equity securities of micro-cap companies (which is defined as companies with stock market capitalizations less than $400 million at the time of investment).

Small-Cap Portfolio

Royce Small-Cap Portfolio’s primary investment goal is long-term growth of capital. Current income is a secondary goal. Royce invests the Fund’s assets primarily in equity securities issued by small companies. Royce generally looks for companies that have excellent business strengths and/or prospects for growth, high internal rates of return and low leverage, and that are trading significantly below its estimate of their current worth. Normally, the Fund will invest at least 80% of its net assets in the equity securities of small-cap companies (which is defined as companies with stock market capitalizations less than $2 billion at the time of investment).

RYDEX VARIABLE TRUST

Rydex Variable Trust is a mutual fund with multiple portfolios which are managed by Rydex Global Advisors. The following portfolios are available under the Contract:

Juno Fund

The Juno Fund seeks to provide total returns that will inversely correlate to the price movements of a benchmark for U.S. Treasury debt instruments or futures contract on a specified debt instrument. The Fund’s current benchmark is the inverse of the daily price movement of the Long Treasury Bond. Unlike a traditional index fund, the Fund’s benchmark is to perform exactly opposite its benchmark, the Long Treasury Bond. As its primary investment strategy, the Fund enters into short sales and engages in futures and options transactions. On a day-to-day basis, the Fund holds U.S. Government securities or cash equivalents to collateralize these obligations.

Medius Fund

The Medius Fund seeks to provide investment results that correlate to the performance of a specific benchmark for mid-cap securities. The Fund’s current benchmark is the S&P MidCap 400 Index®. The Fund invests principally in securities of companies included on the S&P MidCap 400 Index® and in leverage instruments, such as equity swap agreements, futures contracts and options on securities, futures contracts, and stock indices. The Fund’s investment advisor will attempt to consistently apply leverage to increase the Fund’s exposure to 150% of its benchmark.

Mekros Fund

The Fund seeks to provide investment results that correlate to the performance of a specific benchmark for small-cap securities. The Fund’s current benchmark is the Russell 2000® Index. The Fund invests principally in securities of companies included in the Russell 2000® Index and in leverage instruments, such as equity swap agreements, futures contracts and options on securities, futures contracts, and stock indices. The Fund’s investment advisor will attempt to consistently apply leverage to increase the Fund’s exposure to 150% of its benchmark.

Nova Fund

The Nova Fund seeks to provide investment returns that correspond to 150% of the daily performance of the Standard & Poor’s 500 Composite Stock Price Index. Unlike traditional index funds, as its primary investment strategy, the Fund invests to a significant extent in futures contracts and options on: securities, futures contracts and stock indexes. On a day-to-day basis, the Fund holds U.S. government securities to collateralize these futures and options contracts.

OTC Fund

The OTC Fund seeks to provide investment results that correspond to a benchmark for over-the-counter securities. The Fund’s current benchmark is the NASDAQ 100 Index™. The Fund invests principally in securities of companies included in the NASDAQ 100 Index™. It also may invest in other instruments whose performance is expected to correspond to that of the Index, and may engage in futures and options transactions.

Sector Rotation Fund

The Sector Rotation Fund seeks long term capital appreciation. The Fund seeks to respond to the dynamically changing economy by moving its investments among different sectors or industries. Each month the Advisor, using a quantitative methodology, ranks the fifty-nine industries comprising the components of the S&P 1500 Index, based on several measures of price momentum. The Fund then invests in the top ranked industries. Subject to maintaining adequate liquidity in the Fund, each industry or sector investment is intended to represent the entire industry or sector. The Fund invests in equity securities, but may also invest in leveraged instruments such as futures contracts, options and swap transactions.

Ursa Fund

The Ursa Fund seeks to provide instrument results that will inversely correlate to the performance of the S&P Index®. Unlike a traditional index fund, the Ursa Fund’s benchmark is to perform exactly opposite the underlying index, and the Ursa Fund will not own the securities included in the underlying index. Instead, as its primary investment strategy, the Ursa Fund invests to a significant extent in short sales of securities or futures contracts and in options on securities, futures contracts or stock indices.

U.S. Government Bond Fund

The U.S. Government Bond Fund seeks to provide investment results that correspond to a benchmark for U.S. Government securities. The Fund’s current benchmark is 120% of the price movement of the Long Treasury Bond. The Fund invests principally in U.S. Government securities and in leverage instruments, such as certain futures and options contracts. Some of the Fund’s U.S. Government securities, or cash equivalents, will be used to collateralize these futures and options. Futures and options contracts, if used properly, may enable the Fund to meet its objective by increasing the Fund’s exposure to the securities included in its benchmark.

U.S. Government Money Market Fund

The U.S. Government Money Market Fund seeks to provide security of principal, high current income and liquidity. The Fund invests primarily in money market instruments issued or guaranteed as to principal and interest by the U.S. Government, its agencies or instrumentalities, and enters into repurchase agreements fully collateralized by U.S. Government securities.

SELIGMAN PORTFOLIOS, INC.

Seligman Portfolios, Inc. is a mutual fund with multiple portfolios which are managed by J. & W. Seligman & Co. Incorporated. The following portfolios are available under the contract:

Seligman Communications And Information Portfolio (Class 2 Shares)

The Seligman Communications and Information Portfolio seeks capital gain. The Portfolio invests at least 80% of its net assets in securities of companies operating in the communications, information and related industries.

Seligman Global Technology Portfolio
(Class 2 Shares)

The Seligman Global Technology Portfolio seeks long-term capital appreciation. The Portfolio generally invests at least 80% of its net assets in equity securities of U.S. and non-U.S. companies with business operations in technology and technology-related industries.

STRONG OPPORTUNITY FUND II, INC.

Strong Opportunity Fund II, Inc. is a mutual fund. Strong Capital Management, Inc. is the investment advisor for the fund. The following portfolio is available under the contract:

Strong Opportunity Fund II

The Strong Opportunity Fund II seeks capital growth. The fund invests primarily in stocks of medium-capitalization companies that the fund’s managers believe are underpriced, yet have attractive growth prospects.

STRONG VARIABLE INSURANCE FUNDS, INC.

Strong Variable Insurance Funds, Inc. is a mutual fund. Strong Capital Management, Inc. is the investment advisor for the fund. The following portfolio is available under the contract:

Strong Mid Cap Growth Fund II

The Strong Mid Cap Growth Fund II seeks capital growth. The fund invests under normal conditions at least 80% of its net assets in stocks of medium-capitalization companies that the fund’s managers believe have favorable prospects for growth of earnings and capital appreciation.

THIRD AVENUE VARIABLE SERIES TRUST

The Third Avenue Variable Series Trust is a mutual fund with multiple portfolios. EQSF Advisers, Inc., is the investment adviser for the Portfolio and is responsible for the management of the Portfolio’s investments. The following portfolios are available under the Contract:

Third Avenue Value Portfolio

The Third Avenue Value Portfolio seeks long-term capital appreciation. The Portfolio seeks to achieve its objective mainly by acquiring common stocks of well-financed companies (meaning companies without significant debt in comparison to their cash resources) at a substantial discount to what the adviser believes is their true value. The Portfolio also seeks to acquire senior securities, such as preferred stocks and debt instruments (including high yield securities) that the adviser believes are undervalued.

VAN ECK WORLDWIDE INSURANCE TRUST

Van Eck Worldwide Insurance Trust is a mutual fund with multiple portfolios. Van Eck Associates Corporation serves as investment adviser to the funds. The following portfolios are available under the Contract:

Worldwide Absolute Return Fund

The Fund seeks to achieve consistent absolute (positive) returns in various market cycles. The Fund pursues its objective by utilizing a diversified “manager of managers” investment approach. To manage its assets, the Fund selects multiple investment sub-advisers with experience in managing an absolute return strategies. These strategies may include the following: event driven strategies; relative value/arbitrage strategies; trading/market timing strategies; market neutral equity strategies; long/short equity strategies; long-only equity strategies; short-only strategies; distressed securities; and fixed income and high yield investment strategies.

Worldwide Bond Fund

The Worldwide Bond Fund seeks high total return-income plus capital-appreciation-by investing globally, primarily in a variety of debt securities.

Worldwide Emerging Markets Fund

The Worldwide Emerging Markets Fund seeks long-term capital appreciation by investing primarily in equity securities in emerging markets around the world.

Worldwide Hard Assets Fund

The Worldwide Hard Assets Fund seeks long-term capital appreciation by investing primarily in “hard asset securities.

Worldwide Real Estate Fund

The Worldwide Real Estate Fund seeks to maximize return by investing in equity securities of domestic and foreign companies that own significant real estate assets or that principally are engaged in the real estate industry.

Worldwide Ultra Short-Term Income Fund

The Fund seeks high current income consistent with preservation of capital and daily liquidity. Under normal market conditions the Fund will invest its assets in a diversified portfolio of short-term fixed income securities with an average duration which will not exceed one year.

VARIABLE INSURANCE FUNDS

The Variable Insurance Funds is a mutual fund with multiple portfolios. Choice Capital Management is the investment adviser for the Funds. The following Fund is available under the Contract:

Choice VIT Market Neutral Fund

The Fund seeks positive returns, with preservation of capital as a secondary objective. Under normal market conditions, the Fund will invest primarily in a non-diversified portfolio of common stocks that the adviser believes to be undervalued and overvalued. The Fund seeks capital appreciation while generally remaining “market neutral” by maintaining an approximately even balance between long and short positions in its portfolio securities.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

Performance Calculations
Additional Condensed Financial Information
Annuity Provisions
Independent Accountants
Distribution
Condensed Financial Information
Financial Statements

(cut along dotted line)
If you would like a free copy of the Statement of Additional Information (Form # JNL-PLUSN-SAI-0504) dated April 30, 2003 for this Prospectus, please complete this form, detach, and mail to:
Jefferson National Life Insurance Company Administrative Office P.O. Box 36840 Louisville, Kentucky 40233
Please send me a free copy of the Statement of Additional Information for the Jefferson National Life Insurance Annuity Account N fixed and variable annuity at the following address:
Name:
Mailing Address:

Sincerely,

(Signature)

Jefferson National Life Insurance Company
P.O. Box 36840
Louisville, Kentucky 40233

© 2004, Jefferson National Life Insurance Company	JNL-PLUSN-PROS-0504

PART B

STATEMENT OF ADDITIONAL INFORMATION

STATEMENT OF ADDITIONAL INFORMATION

INDIVIDUAL DEFERRED VARIABLE ANNUITY CONTRACT
FLEXIBLE PURCHASE PAYMENTS

ISSUED BY

JEFFERSON NATIONAL LIFE INSURANCE COMPANY

AND

JEFFERSON NATIONAL LIFE ANNUITY ACCOUNT N

ADMINISTRATIVE OFFICE: P.O. Box 36840, Louisville, Kentucky 40233
PHONE: (866) 667-0561 (toll free)

April 30, 2004

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus for Jefferson National Life Annuity Account N (the “Separate Account”), dated April 30, 2004. You may obtain a copy of the current prospectus by writing to us at our Administrative Office: P.O. Box 36840, Louisville, Kentucky 40233, telephone: (866) 667-0561.

GENERAL INFORMATION

GENERAL INFORMATION REGARDING JEFFERSON NATIONAL LIFE INSURANCE COMPANY:

Jefferson National Life Insurance Company (“Jefferson National”, “Company”, “we”, “our” or “us”) is an indirect wholly-owned subsidiary of Inviva, Inc., a Delaware company. We are organized as a Texas stock life insurance company, and are subject to Texas law governing insurance companies. We are licensed to sell insurance products in forty-nine of the fifty states of the United States (all states except New York), and the District of Columbia. Jefferson National’s offices are at 435 Hudson Street, 2nd Floor, New York, NY 10014. Our principal business office is 9920 Corporate Campus Drive, Suite 1000, Louisville, KY 40223.

Prior to May 1, 2003, Jefferson National was known as Conseco Variable Insurance Company (“CVIC”). On October 23, 2002 CVIC was purchased by Inviva, Inc. from Conseco Life Insurance Company of Texas. Prior to October 7, 1998, CVIC was known as Great American Reserve Insurance Company.

JEFFERSON NATIONAL LIFE ANNUITY ACCOUNT N:

Jefferson National Life Annuity Account N, also referred to as the “Separate Account”, was established on November 3, 2003 pursuant to Texas law. The Separate Account meets the definition of a “separate account” under the federal securities laws and is registered with the Securities and Exchange Commission (the “SEC”) as a unit investment trust under the Investment Company Act of 1940. This registration does not involve supervision of the management of the separate account or the Company by the SEC.

The assets of the Separate Account are the property of the Company. However, the assets of the separate account, equal to its reserves and other contract liabilities, are not chargeable with liabilities arising out of any other business the Company may conduct. Income, gains, and losses, whether or not realized, from assets allocated to the Separate Account are credited to or charged against the Separate account without regard to other income, gains, or losses of the Company.

The Separate Account holds assets of annuities issued by us with values and benefits that vary according to the investment performance of the underlying mutual funds or portfolios of underlying mutual funds offered as Sub accounts of the Separate Account. The underlying mutual funds or portfolios of underlying mutual funds are referred to as the Investment Portfolios. Each Subaccount invests exclusively in an Investment Portfolio. You will find additional information about the Investment Portfolios in their respective prospectuses. We do not guarantee the investment results of any Subaccount. You bear the entire investment risk.

We offer a number of Subaccounts. Certain Subaccounts may not be available in all jurisdictions. If and when we obtain approval of the applicable authorities to make such Subaccounts available, we will notify Owners of the availability of such Subaccounts.

A brief summary of the investment objectives and policies of each Investment Portfolio is found in the Prospectus. More detailed information about the investment objectives; policies, risks, costs and management of the Portfolios are found in the prospectuses and statements of additional information for the Investment Portfolios. Also included in such information is the investment policy of each Investment Portfolio regarding the acceptable ratings by recognized rating services for bonds and other debt obligations. There can be no guarantee that any Investment Portfolio will meet its investment objectives.

Each underlying mutual fund is registered under the Investment Company Act, as amended, as an open-end management investment company. Each underlying mutual fund thereof may or may not be diversified as defined in the Investment Company Act. The trustees or directors, as applicable, of an underlying mutual fund may add, eliminate or substitute portfolios from time to time.

We may make other portfolios available by creating new Subaccounts. Such a new portfolio may be disclosed in the Prospectus. However, addition of a portfolio does not require us to create a new Subaccount to invest in that portfolio. We may take other actions in relation to the Subaccounts and/or the Separate Account.

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PERFORMANCE CALCULATIONS

Performance

We may periodically advertise performance of an investment in the various Investment Portfolios. We will calculate performance by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. This performance number reflects the deduction of the insurance charges and the fees and expenses of the Investment Portfolio. It does not reflect the deduction of any applicable contract maintenance charge and contingent deferred sales charge. The deduction of any applicable contract maintenance charge and contingent deferred sales charge would reduce the percentage increase or make greater any percentage decrease. Any advertisement will also include standardized average annual total return figures which reflect the deduction of the insurance charges, contract maintenance charge, contingent deferred sales charge and the fees and expenses of the Investment Portfolio.

For periods starting prior to the date the contracts were first offered, the performance would be based on the historical performance of the corresponding portfolios, modified to reflect the charges and expenses of the contract as if the contract had been in existence during the period stated in the advertisement. These figures should not be interpreted to reflect actual historical performance.

We may, from time to time, include in our advertising and sales materials, tax deferred compounding charts and other hypothetical illustrations, which may include comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets.

Calculation of Yield Quotations

Money Market Subaccount

The Conseco Series Trust Money Market Subaccount’s (“Money Market Subaccount”) standard current and effective yield quotations may appear in sales material and advertising as calculated by the standard method prescribed by rules of the Securities and Exchange Commission.

The current yield quotation is based on a seven-day period and computed as follows: The Money Market Subaccount’s daily net investment factor, minus one (1.00) is multiplied by 365 to produce an annualized yield. The annualized yield of the seven-day period is then averaged and carried to the nearest one-hundredth of one percent. This yield reflects investment results less deductions for investment advisory fees, fund expenses and insurance charges, including the deduction of the contract maintenance charge. Because of these deductions, the current yield for the Money Market Subaccount will be lower than the yield for the corresponding underlying money market fund of the Conseco Series Trust.

We may also provide standard yield quotations for the Subaccount investing in the U.S. Government Money Market Fund of the Rydex Variable Trust. Such yield quotations will also be calculated as described in this section.

We calculate the current yield using the following formula:

Current Yield = ((NCS – ES)/UV) × (365/7)

Where:

NCS	=

the net change in the value of the Money Market fund (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation, and exclusive of income other than investment income) for the 7-day period attributable to a hypothetical account having a balance of 1 Subaccount unit.

ES	=	per unit charges deducted from the Subaccount for the 7-day period.
UV	=	the unit value on the first day of the 7-day period.

2

We may also disclose the effective yield of the Money Market Subaccount for the same seven-day period, determined on a compounded basis. We calculate the effective yield by compounding the unannualized base period return by adding one to the base return, raising the sum to a power equal to 365 divided by 7, and subtracting one from the result.

We calculate the effective yield using the following formula:

Effective Yield = (1 + ((NCS – ES)/UV))365/7 – 1

Where:

NCS	=

the net change in the value of the Money Market fund (not including any realized gains or losses on the sale of securities, unrealized appreciation and depreciation, and income other than investment income) for the 7-day period attributable to a hypothetical subaccount having a balance of 1 Subaccount unit.

ES	=	per unit charges deducted from the hypothetical Subaccount for the 7-day period.
UV	=	the unit value for the first day of the 7-day period.

The yields on the Money Market Subaccount will generally fluctuate on a daily basis. Therefore, the yield for any given past period is not an indication or representation of future yields or rates of return. The actual yield is affected by changes in interest rates on money market securities, average Subaccount maturity, the types and quality of fund securities held by the corresponding underlying money market fund of the Rydex Variable Trust and its operating expenses.

Other Subaccounts

The investment portfolios of the funds may advertise investment performance figures, including yield. Each Subaccount’s yield will be based upon a stated 30-day period and will be computed by dividing the net investment income per accumulation unit earned during the period by the maximum offering price per accumulation unit on the last day of the period, according to the following formula:

YIELD = 2 [(	A – B	+ 1)[6] – 1]
CD

Where:

A	=	the net investment income earned during the period by the investment portfolio.
B	=	the expenses accrued for the period (net of reimbursements, if any).
C	=	the average daily number of accumulation units outstanding during the period.
D	=	the maximum offering price per accumulation unit on the last day of the period.

Calculation of Total Return Quotations

Standard Total Return

From time to time, we may advertise performance data.We may include standardized average annual total returns for one or more of the Subaccounts in advertising, sales literature or reports to contract owners or prospective purchasers. The standardized average annual total return for each Subaccount assumes that an investment has been held in that Subaccount for various periods of time, including a period measured from the date that Subaccount began operations.

Standardized average annual total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Contract to the redemption value of that investment as of the last day of each of the periods. The ending date for each period for which standardized average annual total returns are provided

3

will be for the most recent calendar quarter practicable, considering the type and media of the communication, and will be stated in the communication.

Standardized average annual total returns will be calculated using Subaccount unit values that we calculate on each valuation day based on the performance of the Subaccount’s underlying investment portfolio, adjusted to reflect Contract fees and charges including the deduction of surrender charges.

Average annual total return quotations are computed according to the following formula:

P (1+T)n = ERV

Where:

P	=	beginning hypothetical initial purchase payment of $1,000
T	=	average annual total return
n	=	number of years in period
ERV	=

ending redeemable value of a hypothetical $1,000 purchase payment made at the beginning of the one-, five- or ten-year period, at the end of the one-, five- or ten-year period (or fractional portion thereof)

You should note that the investment results of each Subaccount will fluctuate over time, and any presentation of the Subaccount’s total return for any period should not be considered as a representation of what an investment may earn or what your total return may be in any future period.

Standard average annual total returns for the Subaccounts as of December 31, 2003 are shown in Table 1. The Table shows the performance of a Contract with the standard death benefit, and reflects the deduction of the 1.40% insurance charges. This charge can be increased to 1.65%. Table 1 reflects the deduction of the contingent deferred sales charge (surrender charge) of 8% during the first contract year (decreasing to 0% in the 10th contract year), and the deduction of the $35 contract maintenance charge. The $35 contract maintenance charge is reflected as an annual charge of 0.04%, based on average Contract Value during the 2003 calendar year of $70,195. The Table does not show the effect of electing any rider (or the deduction of its charges). Standard average annual total returns for the Subaccounts would be lower if the charges for riders were reflected. Currently, there is no performance shown, as sales of the Contracts have not yet begun.

Table 1 Standard Death Benefit Contract Standard Average Annual Total Returns[1] for the Subaccounts As of December 31, 2003 Surrender Charges Deducted (Total Insurance Charges of 1.40%)
Subaccount	Subaccount Inception Date	1 Year	5 Year	10 Year or to Inception Date
AIM Variable Insurance Trust
AIM V.I. Basic Value	N/A	N/A	N/A	N/A
AIM V.I. Mid Cap Core Equity	N/A	N/A	N/A	N/A
The Alger American Fund
Alger American Growth	N/A	N/A	N/A	N/A
Alger American Leveraged AllCap	N/A	N/A	N/A	N/A
Alger American MidCap Growth	N/A	N/A	N/A	N/A
Alger American Small Capitalization	N/A	N/A	N/A	N/A
American Century Variable Portfolios, Inc.
VP Income & Growth	N/A	N/A	N/A	N/A
VP International	N/A	N/A	N/A	N/A

4

VP Value	N/A	N/A	N/A	N/A
Conseco Series Trust
Balanced	N/A	N/A	N/A	N/A
Conseco 20 Focus	N/A	N/A	N/A	N/A
Equity	N/A	N/A	N/A	N/A
Fixed Income	N/A	N/A	N/A	N/A
Government Securities	N/A	N/A	N/A	N/A
High Yield	N/A	N/A	N/A	N/A
Money Market[2]	N/A	N/A	N/A	N/A
Dreyfus Socially Responsible Growth Fund, Inc. (Initial Shares)	N/A	N/A	N/A	N/A
Dreyfus Stock Index Fund (Initial Shares)	N/A	N/A	N/A	N/A
Dreyfus Variable Investment Fund (Initial Shares)
Dreyfus VIF — Disciplined Stock	N/A	N/A	N/A	N/A
Dreyfus VIF — International Value	N/A	N/A	N/A	N/A
Federated Insurance Series
Federated High Income Bond (Primary Class)	N/A	N/A	N/A	N/A
Federated International Equity	N/A	N/A	N/A	N/A
Federated International Small Company	N/A	N/A	N/A	N/A
Federated Capital Income (formerly, Federated Utility)	N/A	N/A	N/A	N/A
First American Insurance Portfolios, Inc.
First American Large Cap Growth	N/A	N/A	N/A	N/A
First American Mid Cap Growth	N/A	N/A	N/A	N/A
INVESCO Variable Investment Funds, Inc.
INVESCO VIF — Core Equity (formerly Equity Income)	N/A	N/A	N/A	N/A
INVESCO VIF — Financial Services	N/A	N/A	N/A	N/A
INVESCO VIF — Health Sciences	N/A	N/A	N/A	N/A
INVESCO VIF — High Yield	N/A	N/A	N/A	N/A
INVESCO VIF — Real Estate Opportunity	N/A	N/A	N/A	N/A
INVESCO VIF — Technology	N/A	N/A	N/A	N/A
INVESCO VIF — Telecommunications	N/A	N/A	N/A	N/A
Janus Aspen Series
Global (Institutional Shares)	N/A	N/A	N/A	N/A
Growth (Institutional Shares)	N/A	N/A	N/A	N/A
Growth & Income (Institutional Shares)	N/A	N/A	N/A	N/A
Mid Cap (formerly, Aggressive Growth) (Institutional Shares)	N/A	N/A	N/A	N/A
Worldwide Growth (Service Shares)	N/A	N/A	N/A	N/A
Lazard Retirement Series, Inc.
Lazard Retirement Equity	N/A	N/A	N/A	N/A
Lazard Retirement Small Cap	N/A	N/A	N/A	N/A
Lord Abbett Series Fund, Inc.
America’s Value	N/A	N/A	N/A	N/A

5

Growth And Income	N/A	N/A	N/A	N/A
Neuberger Berman Advisers Management Trust
Fasciano	N/A	N/A	N/A	N/A
Limited Maturity Bond	N/A	N/A	N/A	N/A
Midcap Growth	N/A	N/A	N/A	N/A
Partners	N/A	N/A	N/A	N/A
Regency	N/A	N/A	N/A	N/A
PIMCO Variable Insurance Trust
PIMCO PVIT Real Return	N/A	N/A	N/A	N/A
PIMCO PVIT Total Return	N/A	N/A	N/A	N/A
Pioneer Variable Contracts Trust (Class II Shares)
Pioneer Equity Income VCT	N/A	N/A	N/A	N/A
Pioneer Europe VCT	N/A	N/A	N/A	N/A
Pioneer Fund VCT	N/A	N/A	N/A	N/A
Royce Capital Fund
Micro-Cap	N/A	N/A	N/A	N/A
Small-Cap	N/A	N/A	N/A	N/A
Rydex Variable Trust
Juno	N/A	N/A	N/A	N/A
Medius	N/A	N/A	N/A	N/A
Mekros	N/A	N/A	N/A	N/A
Nova	N/A	N/A	N/A	N/A
OTC	N/A	N/A	N/A	N/A
Sector Rotation	N/A	N/A	N/A	N/A
Ursa	N/A	N/A	N/A	N/A
U.S. Government Bond	N/A	N/A	N/A	N/A
U.S. Government Money Market[2]	N/A	N/A	N/A	N/A
Seligman Portfolios, Inc.
Seligman Communications and Information (Class 2 Shares)	N/A	N/A	N/A	N/A
Seligman Global Technology (Class 2 Shares)	N/A	N/A	N/A	N/A
Strong Opportunity Fund II, Inc.
Strong Opportunity	N/A	N/A	N/A	N/A
Strong Variable Insurance Funds, Inc.
Strong Mid Cap Growth	N/A	N/A	N/A	N/A
Third Avenue Variable Series Trust
Third Avenue Value	N/A	N/A	N/A	N/A
Van Eck Worldwide Insurance Trust
Worldwide Absolute Return	N/A	N/A	N/A	N/A
Worldwide Bond	N/A	N/A	N/A	N/A
Worldwide Emerging Markets	N/A	N/A	N/A	N/A
Worldwide Hard Assets	N/A	N/A	N/A	N/A

6

Worldwide Real Estate	N/A	N/A	N/A	N/A
Worldwide Ultra Short-Term Income	N/A	N/A	N/A	N/A
Variable Insurance Funds
Choice VIT Market Neutral	N/A	N/A	N/A	N/A

1 Total returns reflect the fact that certain investment advisers waived all or part of the advisory fee or reimbursed the subaccount for a portion of its expenses. Without the waivers and reimbursements, total returns would have been lower.

2 An investment in the Money Market Subaccount is neither insured nor guaranteed by the U.S. Government and there can be no assurance that the Money Market Subaccount will maintain a stable $1.00 share price. Yield more closely reflects current earnings of the Money Market Subaccount than its total return.

Non-Standard Total Return

We may from time to time also illustrate non-standardized average annual total returns for the Subaccounts. These non-standardized average annual total returns reflect the deduction of the insurance charges, but do not reflect the deduction of surrender chargeor the contract maintenance charge. These returns are calculated in exactly the same way as standardized average annual total returns described above, except that the ending redeemable value of the hypothetical account for the period is replaced with an ending value for the period that does not take into account any surrender chargesor the contract maintenance charge.

Generally, non-standard performance data will only be advertised if the standard performance data for the same period, as well as for the required periods, is also illustrated.

You should note that the investment results of each Subaccount will fluctuate over time, and any presentation of the Subaccount’s total return for any period should not be considered as a representation of what an investment may earn or what your total return may be in any future period.

Non-standard Subaccount average annual total returns for the Subaccounts as of December 31, 2003 are shown in Table 2. The Table shows the performance of a Contract with the standard death benefit, and reflects the deduction of the 1.40% insurance charges. Table 2 does not reflect the deduction of surrender charges, the $35 contract maintenance charge or charges for any rider. Non-standard Subaccount average annual total returns would be lower if such charges were deducted. Currently, there is no performance shown as sales of the contracts have not yet begun.

Table 2 Standard Death Benefit Contract Non-Standard Average Annual Total Returns for the Subaccounts[1] As of December 31, 2003 Surrender Charges Not Deducted (Total Insurance Charges of 1.40%)
Subaccount	Subaccount Inception Date	1 Year	5 Year	10 Year or to Inception Date
AIM Variable Insurance Trust
AIM V.I. Basic Value	N/A	N/A	N/A	N/A
AIM V.I. Mid Cap Core Equity	N/A	N/A	N/A	N/A
The Alger American Fund
Alger American Growth	N/A	N/A	N/A	N/A
Alger American Leveraged AllCap	N/A	N/A	N/A	N/A

7

Alger American MidCap Growth	N/A	N/A	N/A	N/A
Alger American Small Capitalization	N/A	N/A	N/A	N/A
American Century Variable Portfolios, Inc.
VP Income & Growth	N/A	N/A	N/A	N/A
VP International	N/A	N/A	N/A	N/A
VP Value	N/A	N/A	N/A	N/A
Conseco Series Trust
Balanced	N/A	N/A	N/A	N/A
Conseco 20 Focus	N/A	N/A	N/A	N/A
Equity	N/A	N/A	N/A	N/A
Fixed Income	N/A	N/A	N/A	N/A
Government Securities	N/A	N/A	N/A	N/A
High Yield	N/A	N/A	N/A	N/A
Money Market[2]	N/A	N/A	N/A	N/A
Dreyfus Socially Responsible Growth Fund, Inc. (Initial Shares)	N/A	N/A	N/A	N/A
Dreyfus Stock Index Fund (Initial Shares)	N/A	N/A	N/A	N/A
Dreyfus Variable Investment Fund (Initial Shares)
Dreyfus VIF — Disciplined Stock	N/A	N/A	N/A	N/A
Dreyfus VIF — International Value	N/A	N/A	N/A	N/A
Federated Insurance Series
Federated High Income Bond (Primary Class)	N/A	N/A	N/A	N/A
Federated International Equity	N/A	N/A	N/A	N/A
Federated International Small Company	N/A	N/A	N/A	N/A
Federated Capital Income (formerly, Federated Utility)	N/A	N/A	N/A	N/A
First American Insurance Portfolios, Inc.
First American Large Cap Growth	N/A	N/A	N/A	N/A
First American Mid Cap Growth	N/A	N/A	N/A	N/A
INVESCO Variable Investment Funds, Inc.
INVESCO VIF — Core Equity (formerly Equity Income)	N/A	N/A	N/A	N/A
INVESCO VIF — Financial Services	N/A	N/A	N/A	N/A
INVESCO VIF — Health Sciences	N/A	N/A	N/A	N/A
INVESCO VIF — High Yield	N/A	N/A	N/A	N/A
INVESCO VIF — Real Estate Opportunity	N/A	N/A	N/A	N/A
INVESCO VIF — Technology	N/A	N/A	N/A	N/A
INVESCO VIF — Telecommunications	N/A	N/A	N/A	N/A
Janus Aspen Series
Global (Institutional Shares)	N/A	N/A	N/A	N/A
Growth (Institutional Shares)	N/A	N/A	N/A	N/A
Growth & Income (Institutional Shares)	N/A	N/A	N/A	N/A
Mid Cap (formerly, Aggressive Growth) (Institutional Shares)	N/A	N/A	N/A	N/A
Worldwide Growth (Service Shares)	N/A	N/A	N/A	N/A

8

Lazard Retirement Series, Inc.
Lazard Retirement Equity	N/A	N/A	N/A	N/A
Lazard Retirement Small Cap	N/A	N/A	N/A	N/A
Lord Abbett Series Fund, Inc.
America’s Value	N/A	N/A	N/A	N/A
Growth And Income	N/A	N/A	N/A	N/A
Neuberger Berman Advisers Management Trust
Fasciano	N/A	N/A	N/A	N/A
Limited Maturity Bond	N/A	N/A	N/A	N/A
Midcap Growth	N/A	N/A	N/A	N/A
Partners	N/A	N/A	N/A	N/A
Regency	N/A	N/A	N/A	N/A
PIMCO Variable Insurance Trust
PIMCO PVIT Real Return	N/A	N/A	N/A	N/A
PIMCO PVIT Total Return	N/A	N/A	N/A	N/A
Pioneer Variable Contracts Trust (Class II Shares)
Pioneer Equity Income VCT	N/A	N/A	N/A	N/A
Pioneer Europe VCT	N/A	N/A	N/A	N/A
Pioneer Fund VCT	N/A	N/A	N/A	N/A
Royce Capital Fund
Micro-Cap	N/A	N/A	N/A	N/A
Small-Cap	N/A	N/A	N/A	N/A
Rydex Variable Trust
Juno	N/A	N/A	N/A	N/A
Medius	N/A	N/A	N/A	N/A
Mekros	N/A	N/A	N/A	N/A
Nova	N/A	N/A	N/A	N/A
OTC	N/A	N/A	N/A	N/A
Sector Rotation	N/A	N/A	N/A	N/A
Ursa	N/A	N/A	N/A	N/A
U.S. Government Bond	N/A	N/A	N/A	N/A
U.S. Government Money Market[2]	N/A	N/A	N/A	N/A
Seligman Portfolios, Inc.
Seligman Communications and Information (Class 2 Shares)	N/A	N/A	N/A	N/A
Seligman Global Technology (Class 2 Shares)	N/A	N/A	N/A	N/A
Strong Opportunity Fund II, Inc.
Strong Opportunity	N/A	N/A	N/A	N/A
Strong Variable Insurance Funds, Inc.
Strong Mid Cap Growth	N/A	N/A	N/A	N/A
Third Avenue Variable Series Trust
Third Avenue Value	N/A	N/A	N/A	N/A

9

Van Eck Worldwide Insurance Trust
Worldwide Absolute Return	N/A	N/A	N/A	N/A
Worldwide Bond	N/A	N/A	N/A	N/A
Worldwide Emerging Markets	N/A	N/A	N/A	N/A
Worldwide Hard Assets	N/A	N/A	N/A	N/A
Worldwide Real Estate	N/A	N/A	N/A	N/A
Worldwide Ultra Short-Term Income	N/A	N/A	N/A	N/A
Variable Insurance Funds
Choice VIT Market Neutral	N/A	N/A	N/A	N/A

1 Total returns reflect the fact that certain investment advisers waived all or part of the advisory fee or reimbursed the Subaccount for a portion of its expenses. Without the waivers and reimbursements, total returns would have been lower.

2 An investment in the Money Market Subaccount is neither insured nor guaranteed by the U.S. Government and there can be no assurance that the Money Market Subaccount will maintain a stable $1.00 share price. Yield more closely reflects current earnings of the Money Market Subaccount than its total return.

Time Periods Before The Date The Subaccounts Commenced Operations

We may also disclose non-standardized total return for time periods before a Subaccount commenced operations. This performance data is based on the actual performance of the portfolios since their inception, adjusted to reflect the effect of the current level of charges that apply to the Subaccounts under the Contract.

The table below sets out the adjusted historic total returns for the portfolios for various periods as of December 31, 2003. As noted above, this performance data is based on the actual performance of the portfolios since their inception, adjusted to reflect the effect of the current level of charges that apply to the Subaccounts under the Contract, except that surrender charges are not deducted.

Non-standard adjusted historic total returns for the portfolios as of December 31, 2003 are shown in Table 3. The Table shows the adjusted portfolio performance for a Contract with the standard death benefit, and reflects the deduction of the 1.40% insurance charges. The Table does not reflect the deduction of surrender charges, the $35 contract maintenance charge or charges for any rider. Non-standard adjusted historic total returns of the portfolios would be lower if such charges were deducted.

Table 3 Standard Death Benefit Contract Non-Standard Adjusted Historic Total Returns[1] For the Portfolios As of December 31, 2003 Surrender Charges Not Deducted (Total Insurance Charges of 1.40%)
Portfolio	Portfolio Inception Date	1 Year	5 Year	10 Year or to Inception Date
AIM Variable Insurance Trust
AIM V.I. Basic Value	09/10/01	–23.42%	N/A	–17.12%
AIM V.I. Mid Cap Core Equity	09/10/01	–12.49%	N/A	–5.05%
The Alger American Fund
Alger American	1/9/89	–33.92%	–1.44%	8.48%

10

Alger American Leveraged AllCap	1/25/95	–34.83%	1.85%	12.16%
Alger American MidCap Growth	5/3/93	–30.52%	2.53%	12.15%
Alger American Small Capitalization	9/21/88	–27.25%	–10.17%	0.62%
American Century Variable Portfolios, Inc.
VP Income & Growth Fund	10/30/97	–20.49%	–1.61%	–0.16%
VP International Fund	5/1/94	–21.48%	–3.14%	3.87%
VP Value Fund	5/1/96	–13.84%	2.36%	7.12%
Conseco Series Trust
Balanced	5/3/93	–14.13%	3.28%	8.59%
Conseco 20 Focus	5/1/00	–53.07%	N/A	–44.25%
Equity	12/3/65	–14.62%	3.28%	11.03%
Fixed Income	5/3/93	3.23%	4.31%	5.25%
Government Securities	5/3/93	7.81%	4.77%	4.44%
High Yield	5/1/00	4.00%	N/A	2.99%
Money Market[2]	5/19/81%		%	%
Dreyfus Socially Responsible Growth Fund, Inc. (Initial Shares)	10/7/93	–29.94%	–5.16%	6.84%
Dreyfus Stock Index Fund (Initial Shares)	9/28/89	–23.44%	–2.26%	8.73%
Dreyfus Variable Investment Fund (Initial Shares)
Dreyfus VIF — Disciplined Stock	5/1/96	–23.69%	–3.37%	2.94%
Dreyfus VIF — International Value	5/1/96	–13.45%	–1.19%	–0.05%
Federated Insurance Series
Federated High Income Bond (Primary Class)	3/1/94	–0.04%	–1.73%	3.17%
Federated International Equity	5/8/95	–23.84%	–1.79%	1.23%
Federated International Small Company	5/1/00	–18.64%	N/A	–26.42%
Federated Capital Income (formerly, Federated Utility)	2/10/94	–25.01%	–8.38%	1.49%
First American Insurance Portfolios, Inc.
First American Large Cap Growth	5/1/01	–31.11%	N/A	–29.26%
First American Mid Cap Growth	5/1/01	–30.28%	N/A	–27.53%
INVESCO Variable Investment Funds, Inc.
INVESCO VIF — Core Equity (formerly Equity Income)	8/10/94	–20.24%	–0.92%	8.19%
INVESCO VIF — Financial Services	9/20/99	–16.09%	N/A	0.44%
INVESCO VIF — Health Sciences	7/28/97	–25.50%	3.78%	5.25%
INVESCO VIF — High Yield	5/27/94	–2.66%	–5.17%	2.04%
INVESCO VIF — Real Estate Opportunity	4/1/98	4.90%	N/A	1.48%
INVESCO VIF — Technology	7/14/97	–47.59%	–7.76%	–4.88%
INVESCO VIF — Telecommunications	9/20/99	–51.49%	N/A	–33.48%
Janus Aspen Series
Growth (Institutional Shares)	12/31/99	–27.74%	N/A	–23.36%
Growth & Income (Institutional Shares)	05/01/98	–23.35%	N/A	1.71%
International Growth (Institutional Shares)	05/02/94	–27.32%	–2.69%	5.03%
Mid Cap (formerly, Aggressive Growth) (Institutional Shares)	9/13/93	–28.94%	–3.43%	7.30%

11

Worldwide Growth (Service Shares)	12/31/99	–26.74%	N/A	–22.62%
Lazard Retirement Series, Inc.
Lazard Retirement Equity	3/18/98	–17.42%	N/A	–2.90%
Lazard Retirement Small Cap	11/4/97	–18.82%	2.36%	1.94%
Lord Abbett Series Fund, Inc.
America’s Value	05/01/03	N/A	N/A	N/A
Growth And Income	12/11/89	–19.17%	1.69%	7.13%
Neuberger Berman Advisers Management Trust
Fasciano	11/09/88	–9.95%	0.57%	8.03%
Limited Maturity Bond	9/10/84	3.87%	3.87%	4.22%
Midcap Growth	11/3/97	–30.32%	–0.31%	2.77%
Partners	3/22/94	–25.20%	–4.98%	7.13%
Regency	05/28/99	–12.93%	N/A	4.62%
PIMCO Variable Insurance Trust
PIMCO PVIT Real Return	09/30/99	15.79%	N/A	10.54%
PIMCO PVIT Total Return	12/31/97	5.87%	4.44%	4.44%
Pioneer Variable Contracts Trust (Class II Shares)
Pioneer Equity Income VCT	9/14/99	–17.22%	N/A	–5.18%
Pioneer Europe VCT	1/2/01	–20.19%	N/A	–22.43%
Pioneer Fund VCT	5/1/00	–20.38%	N/A	–13.43%
Royce Capital Fund
Micro-Cap	12/27/96	–16.19%	10.18%	11.66%
Small-Cap	12/27/96	–15.47%	8.72%	9.97%
Rydex Variable Trust
Juno	05/01/03	N/A	N/A	N/A
Medius	10/01/01	–25.50%	N/A	–4.80%
Mekros	10/01/01	–36.35%	N/A	–14.86%
Nova	5/7/97	–36.62%	–10.16%	–5.92%
OTC	5/7/97	–39.71%	–3.32%	–2.00%
Sector Rotation	05/01/02	N/A	N/A	–32.53%
Ursa	10/30/98	19.94%	N/A	3.88%
U.S. Government Bond	08/08/97	12.74%	1.72%	3.39%
U.S. Government Money Market[2]	11/2/98	N/A	N/A	N/A
Seligman Portfolios, Inc.
Seligman Communications and Information (Class 2 Shares)	5/1/00	–37.12%	N/A	–31.89%
Seligman Global Technology (Class 2 Shares)	5/1/00	–32.74%	N/A	–32.87%
Strong Opportunity Fund II, Inc.
Opportunity	5/8/92	–27.84%	1.42%	9.39%
Strong Variable Insurance Funds, Inc.
Strong Mid Cap Growth	12/31/96	–38.45%	–3.46%	0.84%

12

Third Avenue Variable Series Trust
Third Avenue Value	09/13/99	–13.54%	N/A	11.90%
Van Eck Worldwide Insurance Trust
Worldwide Absolute Return	05/01/03	N/A	N/A	N/A
Worldwide Bond	9/1/89	19.97%	2.65%	4.92%
Worldwide Emerging Markets	12/21/95	–4.25%	–7.38%	–4.28%
Worldwide Hard Assets	9/1/89	–4.20%	–5.46%	4.81%
Worldwide Real Estate	6/23/97	–5.81%	–0.67%	2.53%
Worldwide Ultra Short-Term Income	05/01/03	N/A	N/A	N/A
Variable Insurance Funds
Choice VIT Market Neutral	05/01/03	N/A	N/A	N/A

1 Total returns reflect that certain investment advisers waived all or part of the advisory fee or reimbursed the portfolio for a portion of its expenses. Without the waivers and reimbursements, total returns would have been lower.

2 An investment in the Money Market Portfolio is neither insured nor guaranteed by the U.S. Government and there can be no assurance that the Money Market Portfolio will maintain a stable $1.00 share price. Yield more closely reflects current earnings of the Money Market Portfolio than its total return.

Other Performance Data

Historical Unit Values. We may also show historical Accumulation Unit values in certain advertisements containing illustrations. These illustrations will be based on actual Accumulation Unit values.

In addition, we may distribute sales literature which compares the percentage change in Accumulation Unit values for any of the investment portfolios against established market indices such as the Standard & Poor’s 500 Composite Stock Price Index, the Dow Jones Industrial Average or other management investment companies which have investment objectives similar to the investment portfolio being compared. The Standard & Poor’s 500 Composite Stock Price Index is an unmanaged, unweighted average of 500 stocks, the majority of which are listed on the New York Stock Exchange. The Dow Jones Industrial Average is an unmanaged, weighted average of thirty blue chip industrial corporations listed on the New York Stock Exchange. Both the Standard & Poor’s 500 Composite Stock Price Index and the Dow Jones Industrial Average assume quarterly reinvestment of dividends.

Reporting Agencies. Performance data for the Subaccounts may be compared in advertisements, sales literature and reports to contract owners with the investment returns of various mutual funds, stocks, bonds, certificates of deposit, tax free bonds, or common stock and bond indices, and other groups of variable annuity separate accounts or other investment products tracked by Morningstar, Inc., a widely used independent research firm which ranks mutual funds and other investment companies by overall performance, investment objectives, and assets, or tracked by other services, companies, publications, or persons who rank such investment companies on overall performance or other criteria, such as Lipper Variable Insurance Products Performance Analysis Service or the VARDS Report.

The Lipper Variable Insurance Products Performance Analysis Service is published by Lipper Analytical Services, Inc., a publisher of statistical data which currently tracks the performance of almost 4,000 investment companies. The rankings compiled by Lipper may or may not reflect the deduction of asset-based insurance charges. The Company’s sales literature utilizing these rankings will indicate whether or not such charges have been deducted. Where the charges have not been deducted, the sales literature will indicate that if the charges had been deducted, the ranking might have been lower.

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The VARDS Report is a monthly variable annuity industry analysis compiled by Variable Annuity Research & Data Service of Roswell, Georgia and published by Financial Planning Resources, Inc. The VARDS rankings may or may not reflect the deduction of asset-based insurance charges. In addition, VARDS prepares risk-adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking may address the question as to which funds provide the highest total return with the least amount of risk. Other ranking services may be used as sources of performance comparison, such as CDA/Weisenberger. Morningstar rates a variable annuity against its peers with similar investment objectives. Morningstar does not rate any variable annuity that has less than three years of performance data.

Other Data. Reports and promotional literature may also contain other information, including the effect of tax-deferred compounding on an investment options performance returns, or returns in general, which may be illustrated by graphs, tables or otherwise, and which may include a comparison, at various points in time, of the return from an investment in a Contract (or returns in general) on a tax-deferred basis (assuming one or more tax rates) with the return on a taxable basis.

Reports and promotional literature may also contain the ratings we have received from independent rating agencies. However, we do not guarantee the investment performance of the Subaccounts or the investment funds.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

The following summary does not constitute tax advice. It is a general discussion of certain of the expected federal income tax consequences of investment in and distributions with respect to a Contract, based on the Internal Revenue Code of 1986, as amended, proposed and final Treasury regulations thereunder, judicial authority, and current administrative rulings and practice. This summary discusses only certain federal income tax consequences to “United States Persons,” and does not discuss state, local, or foreign tax consequences. United States Persons means citizens or residents of the United States, domestic corporations, domestic partnerships and trusts or estates that are subject to United States federal income tax regardless of the source of their income.

Tax Status of the Contract

The following discussion is based on the assumption that the Contract qualifies as an annuity contract for federal income tax purposes.

Diversification Requirements. Section 817(h) of the Code provides that in order for a variable contract which is based on a segregated asset account to qualify as an annuity contract under the Code, the investments made by such account must be “adequately diversified” in accordance with Treasury regulations. The Treasury regulations issued under Section 817(h) (Treas. Reg. § 1.817-5) apply a diversification requirement to each of the Subaccounts of the Separate Account. The Separate Account, through the funds and their Investment Portfolios, intends to comply with the diversification requirements of the Treasury.

Section 817(h) applies to variable annuity contracts other than pension plan contracts. The regulations reiterate that the diversification requirements do not apply to pension plan contracts. All of the qualified retirement plans (described below) are defined as pension plan contracts for these purposes. Notwithstanding the exception of qualified contracts from application of the diversification rules, the investment vehicle for Jefferson National’s qualified Contracts (i.e., the funds) will be structured to comply with the diversification standards because it serves as the investment vehicle for nonqualified contracts as well as qualified contracts.

Owner Control. In certain circumstances, owners of variable annuity contracts may be considered the owners, for federal income tax purposes, of the assets of the Separate Account used to support their contracts. In those circumstances, income and gains from the separate account assets would be includable in the variable annuity contract owner’s gross income. Several years ago, the IRS stated in published rulings that a variable contract owner will be considered the owner of Separate Account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. More recently, the Treasury Department announced, in connection with the issuance of regulations concerning investment diversification, that those regulations “do not provide guidance concerning the circumstances in which investor control of the investments of a

14

segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account.” This announcement also stated that guidance would be issued by way of regulations or rulings on the “extent to which contract owners may direct their investments to particular Subaccounts without being treated as owners of underlying assets.”

The ownership rights under the Contract are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that contract owners were not owners of Separate Account assets. For example, the owner of a Contract has the choice of Subaccounts in which to allocate purchase payments and annuity values and may be able to transfer among these accounts more frequently than in such rulings. These differences could result in owners being treated as the owners of the assets of the Separate Account. We, therefore, reserve the right to modify the Contracts as necessary to attempt to prevent the owners from being considered the owners of a pro rata share of the assets of the Separate Account.

Distribution Requirements. The Code also requires that nonqualified contracts contain specific provisions for distribution of contract proceeds upon the death of an owner. In order to be treated as an annuity contract for federal income tax purposes, the Code requires that such contracts provide that if any owner dies on or after the maturity date and before the entire interest in the contract has been distributed, the remaining portion must be distributed at least as rapidly as under the method in effect on such owner’s death. If any owner dies before the maturity date, the entire interest in the contract must generally be distributed within five years after such owner’s date of death or be applied to provide an immediate annuity under which payments will begin within one year of such owner’s death and will be made for the life of the beneficiary or for a period not extending beyond the life expectancy of the beneficiary. However, if such owner’s death occurs prior to the maturity date, and such owner’s surviving spouse is named beneficiary, then the contract may be continued with the surviving spouse as the new owner. If any owner is not a natural person, then for purposes of these distribution requirements, the primary annuitant shall be treated as an owner and any death or change of such primary annuitant shall be treated as the death of the owner. The Contract contains provisions intended to comply with these requirements of the Code. No regulations interpreting these requirements of the Code have yet been issued and thus no assurance can be given that the provisions contained in the Contracts satisfy all such Code requirements. The provisions contained in the Contracts will be reviewed and modified if necessary to maintain their compliance with the Code requirements when clarified by regulation or otherwise.

Withholding. The portion of any distribution under a Contract that is includable in gross income will be subject to federal income tax withholding unless the recipient of such distribution elects not to have federal income tax withheld and properly notifies us. For certain qualified Contracts, certain distributions are subject to mandatory withholding. The withholding rate varies according to the type of distribution and the owner’s tax status. For qualified Contracts, “eligible rollover distributions” from section 401(a) plans, section 403(a) annuities, section 403(b) tax-sheltered annuities and governmental section 457 deferred compensation plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is a distribution from such a plan, except certain distributions such as distributions required by the Code, hardship distributions, certain after-tax contributions, or distributions in a specified annuity form. The 20% withholding does not apply, however, to certain nontaxable distributions if the owner chooses a “direct rollover” from the plan to another tax-qualified plan or IRA.

Qualified Contracts. The qualified Contract is designed for use with several types of tax-qualified retirement plans. The tax rules applicable to participants and beneficiaries in tax-qualified retirement plans vary according to the type of plan and the terms and conditions of the plan. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits; distributions prior to age 59 1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. Some retirement plans are subject to distribution and other requirements that are not incorporated into the Contracts and our Contract administration procedures. Owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contract comply with applicable law.

For qualified plans under sections 401(a), 403(a), 403(b), and 457, the Code requires that distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the owner (or plan participant) (i) reaches age 70 1/2 or (ii) retires, and must be made in a specified form or manner. If the plan participant is a “5 percent owner” (as defined in the Code), distributions generally must begin no later than April 1 of

15

the calendar year in which the owner (or plan participant) reaches age 70 1/2. Each owner is responsible for requesting distributions under the Contract that satisfy applicable tax rules.

We make no attempt to provide more than general information about use of the Contract with the various types of retirement plans. Purchasers of Contracts for use with any retirement plan should consult their legal counsel and tax advisor regarding the suitability of the Contract.

Individual Retirement Annuities. In order to qualify as a traditional individual retirement annuity (“IRA”) under section 408(b) of the Code, a Contract must contain certain provisions: (i) the owner must be the annuitant; (ii) the Contract generally is not transferable by the owner, e.g., the owner may not designate a new owner, designate a contingent owner or assign the Contract as collateral security; (iii) subject to special rules, the total purchase payments for any tax year on behalf of any individual may not exceed $3,000 for 2003 ($3,500 if age 50 or older by the end of 2003), except in the case of a rollover amount or contribution under sections 402(c), 403(a)(4), 403(b)(8) or 408(d)(3) of the Code; (iv) annuity payments or partial withdrawals must begin no later than April 1 of the calendar year following the calendar year in which the annuitant attains age 70 1/2 and must be made in a specified form and manner; (v) an annuity payment option with a period certain that will guarantee annuity payments beyond the life expectancy of the annuitant and the beneficiary may not be selected; (vi) certain payments of death benefits must be made in the event the annuitant dies prior to the distribution of the annuity value; and (vii) the entire interest of the owner is non-forfeitable. Contracts intended to qualify as traditional IRAs under section 408(b) of the Code contain such provisions. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. Distributions prior to age 59 1/2 (unless certain exceptions apply) are subject to a 10% penalty tax.

Roth Individual Retirement Annuities (Roth IRA). The Roth IRA, under section 408A of the Code, contains many of the same provisions as a traditional IRA. However, there are some differences. First, the contributions are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax and other special rules may apply to the rollover or conversion and to distributions attributable thereto. You should consult a tax advisor before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. The Roth IRA is available to individuals with earned income and whose modified adjusted gross income is under $110,000 for single filers, $160,000 for married filing jointly, and $10,000 for married filing separately. The amount per individual that may be contributed to all IRAs (Roth and traditional) is $3,000 for 2003 ($3,500 if age 50 or older by the end of 2003). Secondly, the distributions are taxed differently. The Roth IRA offers tax-free distributions when made five tax years after the first contribution to any Roth IRA of the individual and made after attaining age 59 1/2, or to pay for qualified first time homebuyer expenses (lifetime maximum of $10,000), or due to death or disability. All other distributions are subject to income tax when made from earnings and may be subject to a premature withdrawal penalty tax unless an exception applies. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if the amounts are distributed within the five taxable years beginning with the year in which the conversion was made. Unlike the traditional IRA, there are no minimum required distributions during the owner’s lifetime; however, required distributions at death are generally the same.

Section 403(b) Plans. Under section 403(b) of the Code, payments made by public school systems and certain tax exempt organizations to purchase Contracts for their employees are excludable from the gross income of the employee, subject to certain limitations. However, such payments may be subject to FICA (Social Security) taxes. The Contract includes a death benefit that in some cases may exceed the greater of the purchase payments or the annuity value. The death benefit could be characterized as an incidental benefit, the amount of which is limited in any tax-sheltered annuity under section 403(b). Because the death benefit may exceed this limitation, employers using the Contract in connection with such plans should consult their tax advisor. Additionally, in accordance with the requirements of the Code, section 403(b) annuities generally may not permit distribution of (i) elective contributions made in years beginning after December 31, 1988, (ii) earnings on those contributions, and (iii) earnings on amounts attributed to elective contributions held as of the end of the last year beginning before January 1, 1989. Distributions of such amounts will be allowed only upon the death of the employee, on or after attainment of age 59 1/2, severance from employment, disability, or financial hardship, except that income attributable to elective contributions may not be distributed in the case of hardship.

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Corporate Pension, Profit Sharing Plans and H.R. 10 Plans. Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of retirement plans for employees and self-employed individuals to establish qualified plans for themselves and their employees. Such retirement plans may permit the purchase of the Contracts to accumulate retirement savings. Adverse tax consequences to the plan, the participant or both may result if the Contract is assigned or transferred to any individual as a means to provide benefit payments. The Contract includes a death benefit that in some cases may exceed the greater of the purchase payments or the annuity value. The death benefit could be characterized as an incidental benefit, the amount of which is limited in a pension or profit-sharing plan. Because the death benefit may exceed this limitation, employers using the Contract in connection with such plans should consult their tax advisor.

Deferred Compensation Plans. Section 457 of the Code, while not actually providing for a qualified plan (as that term is used in the Code), provides for certain deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The Contracts can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. For non-governmental section 457 plans, all such investments, however, are owned by the sponsoring employer, and are subject to the claims of the general creditors of the sponsoring employer. Depending on the terms of the particular plan, a non-governmental employer may be entitled to draw on deferred amounts for purposes unrelated to its section 457 plan obligations.

Taxation of Jefferson National

Jefferson National at present is taxed as a life insurance company under Part I of Subchapter L of the Code. The separate account is treated as part of us and, accordingly, will not be taxed separately as a “regulated investment company” under Subchapter M of the Code. We do not expect to incur any federal income tax liability with respect to investment income and net capital gains arising from the activities of the separate account retained as part of the reserves under the Contract. Based on this expectation, it is anticipated that no charges will be made against the separate account for federal income taxes. If, in future years, any federal income taxes are incurred by us with respect to the separate account, we may make a charge to the separate account.

PUBLISHED RATINGS

We may from time to time publish in advertsiements, sales literature and reports to owners, the ratings and other information assigned to the Company by one or more independent rating organizations, such as A.M. Best Company, Standard and Poor’s Insurance Rating Services, Moody’s Investors Service, Inc. and Fitch Ratings. These ratings are opinions of an operating insurance company’s financial strength and capacity to meet its obligations to Contract owners. These ratings do not apply to the separate account, its Subaccounts, the Investment Portfolios or to their performance.

ADMINISTRATION

Jefferson National performs administrative services for the Contracts. These services include issuance of the Contracts, maintenance of the records concerning the contracts and certain valuation services.

ANNUITY PROVISIONS

The Company makes available several annuity options that can include either fixed or variable payment payments or a combination of both.

Variable Annuity Payout

A variable annuity is an annuity with payments which: (1) are not predetermined as to dollar amount; and (2) will vary in amount with the net investment results of the applicable investment portfolio. Annuity payments also depend upon the age of the annuitant and any joint annuitant and the assumed interest factor utilized. The Annuity Table used will

17

depend upon the annuity option chosen. The dollar amount of annuity payments after the first is determined as follows:

1. The dollar amount of the first variable annuity payment is divided by the value of an annuity unit for each investment portfolio as of the annuity date. This sets the number of annuity units for each monthly payment for the applicable investment portfolio.

2. The fixed number of annuity units for each payment in each investment portfolio is multiplied by the annuity unit value for that investment portfolio for the last valuation period of the month preceding the month for which the payment is due. This result is the dollar amount of the payment for each applicable investment portfolio.

The total dollar amount of each variable annuity payment is the sum of all variable annuity payments reduced by the applicable portion of the contract maintenance charge.

The calculation of the first annuity payment is made on the annuity date. The Company assesses the insurance charges during both the accumulation phase and the annuity phase. The deduction of the insurance charges will affect the amount of the first and any subsequent annuity payments. In addition, under certain circumstances, the Company may assess a contingent deferred sales charge and/or the contract maintenance charge on the annuity date, which would affect the amount of the first annuity payment (see “Expenses” and “Annuity Payments” in the prospectus).

Annuity Unit

The annuity unit value at the end of any subsequent valuation period is determined as follows:

1. The net investment factor for the current valuation period is multiplied by the value of the annuity unit for investment portfolio for the immediately preceding valuation period.

2. The result in (1) is then divided by the assumed investment rate factor, which equals 1.00 plus the assumed investment rate for the number of days since the previous valuation period.

The owner can choose either a 5% or a 3% assumed investment rate.

Fixed Annuity Payout

A fixed annuity is an annuity with payments which are guaranteed as to dollar amount by the Company and do not vary with the investment experience of the investment portfolios. The dollar amount of each fixed annuity payment is determined in accordance with Annuity Tables contained in the Contract.

DISTRIBUTION

Inviva Securities Corporation, a registered broker-dealer and a member of the National Association of Securities Dealers, Inc. (“Distributor”), acts as the principal underwriter of the Contracts. The Distributor’s address is 9920 Corporate Campus Drive, Suite 1000, Louisville, Kentucky 40223. The Distributor is an affiliated person of ours. We offer the Contracts for sale on a continuous basis through the Distributor. No compensation was paid to the Distributor during the last fiscal year.

Reduction or Elimination of the Contingent Deferred Sales Charge

The amount of the Contingent Deferred Sales Charge on the contracts may be reduced or eliminated when sales of the contracts are made to individuals or to a group of individuals in a manner that results in savings of sales expenses. The entitlement to reduction of the Contingent Deferred Sales Charge will be determined by the Company after examination of all the relevant factors such as:

1. The size and type of group to which sales are to be made will be considered. Generally, the sales expenses for a larger group are less than for a smaller group because of the ability to implement large numbers of contracts with fewer sales contacts.

18

2. The total amount of purchase payments to be received will be considered. Per contract sales expenses are likely to be less on larger purchase payments than on smaller ones.

3. Any prior or existing relationship with the Company will be considered. Per contract sales expenses are likely to be less when there is a prior existing relationship because of the likelihood of implementing the contract with fewer sales contacts.

4. There may be other circumstances, of which the Company is not presently aware, which could result in reduced sales expenses.

If, after consideration of the foregoing factors, the Company determines that there will be a reduction in sales expenses, the Company may provide for a reduction or elimination of the Contingent Deferred Sales Charge.

The Contingent Deferred Sales Charge may be eliminated when the contracts are issued to an officer, director or employee of the Company or any of its affiliates. In no event will any reduction or elimination of the Contingent Deferred Sales Charge be permitted where the reduction or elimination will be unfairly discriminatory to any person.

FINANCIAL STATEMENTS

The financial statements of the Company and the Separate Account will be added by Amendment.

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PART C

OTHER INFORMATION

Item 24.   Financial Statements and Exhibits

(a)           Financial Statements

All financial statements to be filed by Amendment.

(b)          Exhibits

(1)	Resolution of Board of Directors of the Company authorizing the establishment of the Separate Account.(1)
(2)	Not Applicable
(3)	(a)		Form of Principal Underwriter’s Agreement of the Company on behalf of the Separate Account and Inviva Securities Corporation.(1)
	(b)		Form of Selling Agreement between the Company and Inviva Securities Corporation.(1)
(4)	(a)		Individual Flexible Premium Deferred Annuity Contract Fixed and Variable Accounts.(1)
	(b)		Guaranteed Minimum Death Benefit Rider.(1)
	(c)		Guaranteed Minimum Income Benefit Rider.(1)
	(d)		Waiver of Contingent Deferred Sales Charges for Unemployment Rider.(1)
	(e)		Waiver of Contingent Deferred Sales Charges for Nursing Care Confinement Rider.(1)
	(f)		Waiver of Contingent Deferred Sales Charges for Terminal Illness Rider.(1)
	(g)		Earnings Protection Additional Death Benefit Rider.(1)
	(h)		Individual Retirement Annuity Endorsement.(1)
	(i)		Roth Individual Retirement Annuity Endorsement.(1)
	(j)		Section 403(b) Annuity Endorsement.(1)
	(k)		Form of Guaranteed Minimum Death Benefit Option 2 Rider.(1)
	(l)		Form of Guaranteed Minimum Income Benefit Option 2 Rider.(1)
	(m)		Form of Guaranteed Minimum Withdrawal Benefit Rider.(1)
(5)	Application for Individual Annuity Contract.(1)
(6)	(a)		Articles of Incorporation Great American Reserve Insurance Company.(1)
	(b)		Articles of Amendment to the Articles of Incorporation of the Company.(1)
	(c)		Amended and Restated By-Laws of the Company.(1)
(7)	Not Applicable
(8)	Participation Agreements.(1)
(9)	(a)		Opinion of Counsel.(2)
	(b)	Consent of Counsel.	N/A
(10)	Opinion and Consent of Outside Auditors.		N/A
(11)	Financial Statements omitted from Item 23 above.		N/A

(12)	Initial Capitalization Agreement.	N/A
(13)	Schedule of Computation of Performance Quotations.(1)
(14)	Powers of Attorney.(2)

(1)          To be filed by Amendment.

(2)          Filed Herewith.

Item 25.   Directors and Officers of the Depositor

The officers and directors of Jefferson National Life Insurance Company are listed below. Their principal business address is 435 Hudson Street, 2nd Floor, New York, NY 10014, unless otherwise noted.

Name	Positions and Offices with Depositor
David Smilow	Director, Chairman of the Board and Chief Executive Officer
Tracey Hecht Smilow	Director and Vice Chairman of the Board
Shane W. Gleeson(1)	Director and President
Timothy D. Rogers	Chief Financial Officer
Craig A. Hawley(1)	General Counsel and Secretary
Todd Solash	Director of Sales & Marketing
Mary Kaczmarek	Director—Strategic Relations
Christopher J. Tosney(1)	Director—Administration
John Smith(1)	Director—Information Technology
William J. Findlay	Controller
Martha Reesor(1)	Chief Underwriter
Gary Thomas(1)	Chief Actuary
Eric Solash	Treasurer
Gregory B. Goulding	Chief Corporate Actuary
Simon Walsh	Director—Marketing
Robert J. Mittel	Director—Business Development
Patrick D. Ferrer	Director—National Sales

(1)          The business address of this director is 9920 Corporate Campus Drive, Suite 1000, Louisville, KY 40223

Item 26.   Persons Controlled by or Under Common Control with the Depositor or Registrant

The following information concerns those companies that may be deemed to be controlled by or under common control with Jefferson National Life Insurance Company.

Graphic to come

Item 27.   Number of Contract Owners

N/A

Item 28.   Indemnification

The Bylaws (Article VI) of the Company provide, in part, that: The Corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (collectively, “Agent”) against expenses (including attorneys’ fees), judgments, fines, penalties, court costs and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement (whether with or without court approval), conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Agent did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. If several claims, issues or matters are involved, an Agent may be entitled to indemnification as to some matters even though he is not entitled as to other matters. Any director or officer of the Corporation serving in any capacity of another corporation, of which a majority of the shares entitled to vote in the election of its directors is held, directly or indirectly, by the Corporation, shall be deemed to be doing so at the request of the Corporation.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.   Principal Underwriters

(a)           Inviva Securities Corporation is the principal underwriter for the following investment companies (other than the Registrant):

Jefferson National Life Annuity Account C
Jefferson National Life Annuity Account E
Jefferson National Life Annuity Account F
Jefferson National Life Annuity Account G
Jefferson National Life Annuity Account H
Jefferson National Life Annuity Account I
Jefferson National Life Annuity Account J
Jefferson National Life Annuity Account K
Jefferson National Life Separate Account L
Jefferson National Life Annuity Account M
Jefferson National Life Annuity Account O
Jefferson National Life Advisor Variable Annuity Account
The American Separate Account 5

(b)          Inviva Securities Corporation (“ISC”) is the principal underwriter for the Contracts. The following persons are the officers and directors of ISC. The principal business address for each officer and director of ISC is 9920 Corporate Campus Drive, Suite 1000, Louisville, KY 40223, unless otherwise indicated.

Name	Positions and Offices
Craig A. Hawley	President, General Counsel and Secretary
Shane Gleeson	Director
Robert Jefferson*	Director*
Edward J. O’Brien, IV	Chief Financial Officer
Margaret A. Cullem-Fiore	Vice President and Compliance Officer

*                    The principal business address for Robert Jefferson is ACE INA Holdings, Two Liberty Place, 1601 Chestnut Street, TL56C, Philadelphia, PA 19103.

(c)

Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption or Annuitization	Brokerage Commissions	Compensation
Inviva Securities Corporation	None	None	None	None

Item 30.   Location of Accounts and Records

Each account, book, or other document required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules thereunder is maintained by Jefferson National Life Insurance Company, 9920 Corporate Campus Drive, Suite 1000, Louisville, KY 40223.

Item 31.   Management Services

Not Applicable.

Item 32.   Undertakings

(a)           Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

(b)          Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

(c)           Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

Item 33.   Representations

(A)       Jefferson National Life Insurance Company (the “Company”) hereby represents that the fees and charges deducted under the contracts described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

(B)        The Securities and Exchange Commission (the “SEC”) issued the to American Council of Life Insurance an industry wide no-action letter dated November 28, 1988, stating that the SEC would not recommend any enforcement action if registered separate accounts funding tax-sheltered annuity contracts restrict distributions to plan participants in accordance with the requirements of Section 403(b)(11), provided certain conditions and requirements were met. Among these conditions and requirements, any registered separate account relying on the no-action position of the SEC must:

(1)         Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

(2)         Include appropriate disclosure regarding the redemption restrictions imposed by Section 403 (b)(11) in any sales literature used in connection with the offer in the contract;

(3)         Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential participants; and

(4)         Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant’s understanding of (i) the restrictions on redemption imposed by Section 403(b)(11), and (ii) the investment alternatives available under the employer’s Section 403(b) arrangement, to which the participant may elect to transfer his contract value.

The Registrant is relying on the no-action letter. Accordingly, the provisions of paragraphs (1) - (4) above have been complied with.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies it has caused this Registration Statement to be signed on its behalf, in the City of Louisville, and the Commonwealth of Kentucky, on this 13th day of February, 2004.

Jefferson National Life Annuity Account N
(Registrant)

Jefferson National Life Insurance Company
(Depositor)

By:	/s/ David A. Smilow
	Name:	David A. Smilow
	Title:	Chairman of the Board and Chief Executive Officer

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that the person whose signature appears below hereby constitutes and appoints CRAIG A. HAWLEY and MARGARET A. CULLEM-FIORE or each of them, as his true and lawful attorneys-in fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre- and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, as fully to all intents as he might or could do in person, including specifically, but without limiting the generality of the foregoing, to (i) take any action to comply with any rules, regulations or requirements of the Securities and Exchange Commission under the federal securities laws; (ii) make application for and secure any exemptions from the federal securities laws; (iii) register additional annuity contracts under the federal securities laws, if registration is deemed necessary. The undersigned hereby ratifies and confirms all that said attorneys-in-fact and agents or any of them, or their substitutes, shall do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ David A. Smilow	Chairman of the Board and Chief Executive Officer	2/13/04
Name: David Smilow
/s/ Tracey Hecht Smilow	Vice Chairman of the Board	2/13/04
Name: Tracey Hecht Smilow
/s/ Shane W. Gleeson	President	2/13/04
Name: Shane W. Gleeson
/s/ Timothy D. Rogers	Chief Financial Officer	2/13/04
Name: Timothy D. Rogers
/s/ William J. Findlay	Controller	2/13/04
Name: William J. Findlay
/s/ Dean C. Kehler	Director	2/13/04
Name: Dean C. Kehler
/s/ Thomas Leaton	Director	2/13/04
Name: Thomas Leaton